Form 10-K405/A, Exhibit 13
period 1996-07-31
CMC INDUSTRIES INC
filed 1996-10-31
CIK 913270

                                                                    EXHIBIT 13.1

1996 Annual Report to Shareholders.

CMC Industries, Inc.

                                                                            1996
                                                                          ANNUAL
                                                                          REPORT


































                                                                   [LOGO]   CMC

                         MISSION

                         STATEMENT


                         "To Attain the Highest Level

                         of Technical Competence

                         and Develop the Most Efficient

                         Materials Logistics Processes

                         in the Business in order to be

                         the Most Flexible, Quickest

                         Reacting Turn-key Provider

                         of Electronics Manufacturing

                         Services to the Communications

                         and Electronics Industry."

     Table of Contents
-------------------------------------------------------------------------------

     Corporate Profile.................................   1

     Letter To Shareholders............................   2

     Organizational Philosophy.........................   4

     Financial Highlights..............................   6

     Management's Discussion
     And Analysis......................................   9

     Consolidated Financial Statements.................  17

     Notes To Consolidated
     Financial Statements..............................  21

     Corporate Directory...............................  36

                                                               Corporate Profile

                                      CMC Industries, Inc. and Subsidiaries    1


[PICTURE]

DURING THE COURSE OF THIS YEAR, CMC RELOCATED ITS CORPORATE HEADQUARTERS AND EXPANDED INTO A 75,000 SQUARE FOOT FULL TURNKEY ELECTRONICS MANUFACTURING FACILITY . THIS FACILITY IS DESIGNED SPECIFICALLY TO MEET THE NEEDS OF OUR SILICON VALLEY AND WEST COAST CUSTOMERS, WITH A FULL ARRAY OF SERVICES, FROM THE PRE-PROTOTYPE DESIGN STAGE TO COMPLETE SYSTEM INTEGRATION AND CONFIGURATION.

[PICTURE]

OUR FLAGSHIP FACILITY, IN CORINTH MS, WAS ESTABLISHED IN 1961. TODAY CMC OPERATES OUT OF A 350,000 SQUARE FOOT BUILDING INCORPORATING A FULL COMPLEMENT OF VALUE-ADDED SERVICE CAPABILITIES, INCLUDING FULL PLASTIC INJECTION MOLDING, A FIXTURE TOOLING SHOP, COMMUNICATIONS SCREEN ROOMS FOR RF (WIRELESS) TESTING AND THE LATEST IN AUTOMATED SURFACE MOUNT TECHNOLOGY AND BALL GRID ARRAY ASSEMBLY AND TEST EQUIPMENT.

CMC now has over 425,000 square feet of manufacturing capacity, 1100 highly-skilled employees, worldwide procurement capabilities and expertise in the full range of value-added design, manufacturing, test, fulfillment and customer services. This combination of strengths allows CMC to truly be the "manufacturing division" of our global customers.

2   CMC Industries, Inc. and Subsidiaries

TO OUR SHAREHOLDERS
-------------------------------------------------------------------------------

Fiscal 1996 was a year of transition for CMC Industries, Inc. After the disappointing performance of fiscal 1995, we entered 1996 with a mandate for change. During the year, we worked to focus our sales and marketing efforts on high growth business opportunities, improve our overhead structure to allow for profitable operations and strengthen our asset management to generate funds for growth. The results during the year have been encouraging. CMC achieved record sales for the Company of $164.7 million and, excluding a one-time pre-tax charge of $792,000 in the first quarter of the year, bottom-line earnings per share numbers improved substantially, from $.01 in 1995 to $.10 in 1996. These aggregate numbers highlight significant improvements in the performance of the Company and the increased prospects for future success at CMC.

We believe that success in this industry is achieved by developing strong partnerships with, and providing a full suite of manufacturing services and materials management capabilities to, successful Original Equipment Manufacturers ("OEMs") in the most robust high-technology sectors. To this end, we focused our sales, marketing and operations efforts on areas of the Electronic Manufacturing Services ("EMS") marketplace, particularly communications and a few other select segments, which offer the greatest potential for growth. During the past year, we invested heavily in the latest generation Surface Mount Technology ("SMT") and Ball Grid Array ("BGA") equipment to service the needs of our OEM partners, and we upgraded our facilities, specifically in California, where we now operate out of a 75,000 sq. ft. facility located in the heart of the Silicon Valley.

We have also upgraded our materials and purchasing functions with an eye to becoming the best materials logistics provider in the industry, and we have strengthened our management ranks with a core team of professionals with significant industry experience. Our newly-implemented management information systems give us the tools necessary to properly understand our business, and we strive to continuously improve our knowledge of and control over all facets of our operations. Finally, our Corporate Headquarters relocation to California and the Silicon Valley put us in close proximity to many of our key current and prospective customers.

Thus far, the changes appear to be working as over 33% of our fourth quarter revenues came from customers new to CMC in 1996. This has allowed us to bring down the revenue concentration of our two largest accounts from a combined total of over 50% in the beginning of the year to just under 35% in the fourth quarter. This improved diversification and quality of our customer base, along with our improved earnings and asset management performance, are signs that the efforts we have made are beginning to bear fruit.

Recently, we expanded our Board of Directors by welcoming Charles Holloway and Ira Coron to the Board. Professor Holloway is the holder of the Kleiner, Perkins, Caufield & Byers Professorship in Management at the Stanford University Graduate School of Business and is an expert in the fields of manufacturing and
materials management.   Mr. Coron is the Chief Executive Officer of California
Amplifier, a leading manufacturer of wireless communications equipment. Their guidance and advice will be invaluable to us as we continue to improve our operations and broaden our customer base.

In early August, we promoted Jack O'Rear to the position of Chief Operating Officer of CMC. Jack's leadership of the Mississippi operations has been a key factor in our improved performance, and we look forward to leveraging his expertise over the breadth of our operations. Sadly, we must also report the passing of Bill Fowble, a Director of the Company. We extend our condolences to his family and will miss him as a key member of the CMC team.

In summary, 1996 was a year of continued improvement for CMC. We have in place today a talented group of employees and an operation poised to take advantage of the considerable opportunities available to us in our business sector. We appreciate our customers' faith in us, and we are grateful to you, our shareholders, for your support as we continue to make CMC a leader in the Electronics Manufacturing Services Industry.

Sincerely,

/s/ Matthew G. Landa
-----------------------------------
Matthew Landa
President & Chief Executive Officer

                                                          Letter To Shareholders

                                      CMC Industries, Inc. and Subsidiaries    3







"We have in place today a

talented group of employees

and an operation poised

to take advantage of the

considerable opportunities

available to us in our

business sector."



                      Matthew Landa
President & Chief Executive Officer

4   CMC Industries, Inc. and Subsidiaries

ORGANIZATIONAL PHILOSOPHY
-------------------------------------------------------------------------------

Quick response to our customers' needs, empowerment of our employees, the continual development of world-class processes to increase our flexibility and the development of competitive advantages for our customers are the four cornerstones of our organizational philosophy.

RESPONSIVENESS TO CUSTOMERS
At CMC, responding to customer needs is our primary objective. In today's increasingly competitive high-technology marketplace our customers' success is driven by their ability to be the best at managing products through increasingly shorter life cycles.

We believe that those companies that can cost-efficiently launch and ramp new products the fastest, redesign existing products to meet evolving end-customer needs the quickest and bring product life cycles to conclusion the most effectively will stand head and shoulders above their competition.

CMC has years of management experience dealing with these issues. Our workforce is highly trained and motivated and maintains the highest level of technical competence in leading edge communications-related manufacturing processes.

EMPLOYEE EMPOWERMENT
At CMC, we believe in empowering our employees with the tools needed to not only maintain the status quo but to continually improve each and every task they perform. In order for this system to be effective, our employees must be given the tools and the authority to effect real, positive change within the organization.

When we refer to tools, we mean real-time access to the major drivers of performance for each program. Whether it be the internal cost to perform a purchasing transaction or the utilization of a particular piece of equipment, our employees need to know the status of these drivers at any given moment. This information allows all members of our team to constantly contribute toward making our business and our customer programs more efficient. It is through a complete understanding of our business at all levels in the organization that we drive our overriding philosophy of continual improvement.

WORLD CLASS PROCESSES, FLEXIBILITY AND ADDED-VALUE
It is our mission to create and continually improve the most efficient materials logistics processes, the best management information systems and the highest quality manufacturing processes. These distinctive competencies allow CMC to be the most flexible, quickest reacting and highest quality provider of electronics manufacturing services in the industry.

A successful manufacturing partner is one that has flexibility built into its systems to react to unanticipated changes at multiple levels in the manufacturing value proposition. These changes come in many forms - such as changes in component availability, product design or external market conditions. The key is to effect change as quickly as possible while minimizing cost and maintaining the highest quality standards. At CMC, this is our focus.

We add value to our customers by contributing our specialized knowledge of the full range of manufacturing services. By doing this, we allow our manufacturing partners to focus on those areas where they truly add the greatest value versus their competition.

COMPETITIVE ADVANTAGE
It is through continual change that CMC will strive to be the best electronic manufacturing services provider in the world. Our change is driven by our customers' needs, implemented by our empowered employees and enabled by our state-of-the-art business systems. The output of this process of change is the ongoing development and refinement of the most flexible and quickest reacting company in the EMS business, creating a truly competitive advantage for our manufacturing partners.

                                                       Organizational Philosophy

                                    CMC Industries, Inc. and Subsidiaries      5


Quick response to our customers' needs,

empowerment of our employees, the continual

development of world-class processes to

increase our flexibility and the development

of competitive advantages for our customers

are the four cornerstones of our

organizational philosophy.

6   CMC Industries, Inc. and Subsidiaries

FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

Over the course of fiscal 1996, CMC demonstrated consistent improvement in financial performance. Sales for the year were $164,700,000, a record for the Company and an increase of 14% over last year's $144,300,000. Within these numbers lies a significant trend. In 1995, 39% of revenues came from advanced manufacturing operations such as SMT, and the remaining 61% resulted primarily from hand assembly and auto insertion operations. In 1996, these numbers were reversed, with 61% of revenues being derived from SMT and BGA. In fact, SMT and BGA represented over 70% of fourth quarter revenues. This represents an annual growth rate of 81% for these operations and is a sign that today, CMC is truly aligned with the industry's demands.

Gross margins improved from 5.3% in 1995 to 6.5% in 1996, and our gross margin in the fourth quarter was 8.2%, again indicating a strong positive trend. Operating income increased by $2,000,000 on a year over year basis, excluding the charge taken in the first quarter for a one time reduction in overhead staffing. Finally, net income more than doubled, and the trend was substantially positive as well, with the second, third and fourth quarters being profitable and the Company earning $.07 per share in the fourth quarter, up from losses of $.06 in the year ago period and $.11 in the first quarter of 1996.

A key indicator for our management during the course of this transition has been employee productivity. Revenue per employee has risen from just over $23,000 in the fourth quarter of 1995 to $37,000 in the most recent quarter. This is largely attributable to the investment made in advanced automation equipment and the successful transition to the higher technology processes. We look to continue this trend into 1997.

We generated in excess of $9,000,000 in operating cash flow over the course of the year after financing the growth of the business. Better inventory performance and a reduction in receivable days outstanding were the key areas of improvement. Bank borrowings were reduced by $4,000,000 and we purchased $5,000,000 of SMT & BGA equipment to further strengthen our manufacturing capabilities. In May, we raised $2,500,000 through an equity private placement adding to our overall capitalization and providing additional funds for growth. Overall, we significantly strengthened our financial position in 1996 by operating profitably, improving asset management, reducing debt and increasing our equity base.

In summary, 1996 was a solid financial year for CMC, and we look to continue the positive trends through the upcoming year.


Sincerely,

/s/ Andrew Moley
------------------------------------
Andrew Moley
Executive Vice President & Chief Financial Officer

                                                            FINANCIAL HIGHLIGHTS

                                      CMC Industries, Inc. and Subsidiaries    7


                               ANNUAL NET SALES

                                (in millions)


                                   [CHART]



                              EARNINGS PER SHARE

                                   [CHART]


Overall, we signigicantly

strengthened our

financial position in 1996

by operating profitably,

improving asset

management, reducing

debt and increasing our

equity base.


                                Andrew Moley
                         Executive President
                   & Chief Financial Officer



                             REVENUE PER EMPLOYEE

                                (in thousands)

                                   [CHART]

8   CMC Industries, Inc. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL DATA AND
-------------------------------------------------------------------------------
PRO FORMA FINANCIAL DATA


     The following table summarizes certain selected consolidated financial data and pro forma financial data, which should be read in conjunction with the Company's consolidated financial statements and related notes and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected consolidated financial data as of July 31, 1996 and 1995, and for each of the years in the three-year period ended July 31, 1996, have been derived from, and are qualified by reference to, audited financial statements included elsewhere herein. The historical income statement data for periods through July 31, 1993 reflect the business of the Company until the August 1993 restructuring. The pro forma income statement data presents the pro forma operating results of the contract manufacturing services business.

                                                                     Year Ended July 31,
                                                       --------------------------------------------------
                                                         1996       1995      1994       1993     1992
(In thousands, except for share data)                  --------------------------------------------------
HISTORICAL INCOME STATEMENT DATA:
 Net sales..........................................   $164,711  $144,303    $163,779  $150,638  $140,823
 Cost of sales......................................    153,956   136,691     150,793   121,784   112,411
                                                       --------  --------    --------  --------  --------
 Gross profit.......................................     10,755     7,612      12,986    28,854    28,412
 Selling, general and administrative expenses.......      8,251     7,062       6,168    19,763    17,392
 Restructuring charge...............................        792        --          --        --        --
 Research and development expenses..................         --        --          --     6,304     5,297
                                                       --------  --------    --------  --------  --------

 Operating income...................................      1,712       550       6,818     2,787     5,723
 Interest expense, net..............................      1,512     1,561       1,386     2,899     2,388
 Interest income from sales-type leases.............         --        --          --       627       845
                                                       --------  --------    --------  --------  --------

 Income (loss) before income taxes..................        200    (1,011       5,432       515     4,180
 Income tax provision (benefit).....................         95    (1,051       2,056       290     1,592
                                                       --------  --------    --------  --------  --------

 Net income.........................................   $    105  $     40    $  3,376  $    225  $  2,588
                                                       ========  ========    ========  ========  ========

 Net income per share (1)...........................   $   0.02  $   0.01    $   0.60  $   0.05  $   0.59
                                                       ========  ========    ========  ========  ========
 Weighted average common shares and
 equivalents (1)....................................      6,449     6,253       5,664     4,515     4,390

PRO FORMA INCOME STATEMENT DATA:
 Net sales...........................................................................  $111,590  $100,541
 Cost of sales.......................................................................    99,941    90,622
                                                                                       --------  --------
 Gross profit........................................................................    11,649     9,919
 Selling, general and administrative expenses........................................     4,812     3,780
                                                                                       --------  --------
 Operating income....................................................................     6,837     6,139
 Interest expense, net...............................................................       980     1,186
                                                                                       --------  --------
 Income before income taxes..........................................................     5,857     4,953
 Provision for income taxes..........................................................     2,107     1,857
                                                                                       --------  --------
 Net income..........................................................................  $  3,750  $  3,096
                                                                                       ========  ========
 Net income per share (1)............................................................  $   0.83  $   0.71
                                                                                       ========  ========

                                                                           July 31,
                                                       --------------------------------------------------
                                                         1996       1995      1994       1993     1992
                                                       --------------------------------------------------
HISTORICAL BALANCE SHEET DATA:
 Working capital.....................................  $20,914     $21,739   $19,862    $ 5,626   $11,483
 Total assets........................................   67,434      65,964    66,426     54,428    70,670
 Long-term debt and capital lease obligations........    6,261       6,341     5,545      5,096    10,311

---------------------------
(1) Net income per share is calculated as described in Note 2 to the Consolidated Financial Statements. The Company has never paid or declared any cash dividends.

                                       CMC Industries, Inc. and Subsidiaries   9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

                                  AND RESULTS OF OPERATIONS

GENERAL

     CMC Industries, Inc. ("CMC" or the "Company") was incorporated in 1990 to acquire certain businesses operated from the Company's Corinth, Mississippi manufacturing facility since 1960. In August 1993, the Company transferred certain assets and related liabilities associated with its telephone business to Cortelco in exchange for 1,000,000 shares of non-voting Series A Preferred Stock of Cortelco, which effectively transferred to Cortelco all of the Company's assets and liabilities not related to its contract manufacturing business. This restructuring allowed CMC to focus on contract manufacturing services while Cortelco pursued the development and distribution of telephones and telecommunications products. See Note 1 to the Consolidated Financial Statements.

     The Company offers contract manufacturing services to its customers on both a turnkey and consignment basis, with over 90% of the Company's net sales derived from turnkey projects. On turnkey contracts, the Company both procures the components and other supplies and provides full manufacturing services. On consignment contracts, the customer provides the components and other supplies to the Company, and the Company charges for only labor and overhead; thus, sales volumes per assembly are generally lower and the gross margins are generally higher on consignment contracts since the Company does not procure materials for the assembly.

     Set forth below are analyses of the Company's results of operations for the fiscal years ended July 31, 1996, 1995 and 1994. Results of operations for the years ended July 31, 1996 and 1995 are discussed together in the section immediately below, followed by a discussion of results for the years ended July 31, 1995 and 1994.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 1996 VERSUS 1995

     Total net sales for fiscal 1996 were $164.7 million, up 14% from $144.3 million for fiscal 1995. Approximately $107.8 million, or 66%, of the Company's sales in fiscal 1996 were to customers from the communications (telecom and data networking) industry as compared to $87.0 million, or 60%, in fiscal 1995. Revenue growth in the communications segment was realized as sales to customers new to the Company in fiscal 1996 more than offset a $7.6 million decrease in sales to Cortelco. Sales to computer customers were relatively flat from year to year as a $6.9 million decrease in sales to the Company's largest customer from this industry was substantially offset by sales to new customers.

     Gross profit for fiscal 1996 was $10.8 million or 6.5% of net sales, as compared to $7.6 million or 5.3% of net sales for fiscal 1995. The gross profit improvement on a year-to-year basis principally resulted from improved operating efficiencies related to higher sales volume, a stronger mix of higher margin new business and lower overhead costs resulting from a reduction in staffing.

10   CMC Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

AND RESULTS OF OPERATIONS (Continued)

     Selling, general and administrative expenses were $9.0 million or 5.5% of net sales in fiscal 1996, as compared to $7.1 million or 4.9% of net sales for fiscal 1995. The higher expenses in fiscal 1996 were primarily due to additions to the Company's management team and sales force, increases in expenses incurred to improve program management and customer service in an effort to increase profitability in future periods, and $792,000 in non-recurring charges related to the restructuring of the Company's business. Of this amount, $241,000 related to the relocation of CMC's corporate offices and California operations to a new facility in Santa Clara, CA. This move gives CMC an enhanced presence in the Silicon Valley, the base of operations for many of the Company's current and prospective customers. The remaining amount represented one-time charges related to a reduction in overhead staffing at the Company's Corinth, MS operations. These reductions reflect the transition of the Company's business away from hand assembly work and towards more advanced surface mount technology operations.

     Net interest expense for fiscal 1996 was $1.5 million as compared to $1.6 million for fiscal 1995. The decrease in fiscal 1996 compared to fiscal 1995 was due to lower average debt balances.

     The Company's effective tax rate for fiscal 1996 was approximately 47.5%. The Company's effective tax rate was approximately 38% throughout fiscal 1995, with the exception of the recording of a non-recurring income tax benefit resulting from recognition of prior year research and development credits. The fluctuation from year to year also resulted from the amortization of goodwill, which was treated as an expense for financial purposes but was not deductible for tax purposes.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 1995 VERSUS 1994

     Net sales for fiscal 1995 were $144.3 million, down 12% from $163.8 million for fiscal 1994. Sales of telecommunications products accounted for approximately 54% of sales in fiscal 1995 compared to 48% in fiscal 1994. The decline in sales in fiscal 1995, as compared to fiscal 1994, was largely attributable to a decrease in sales to the Company's largest customer in the computer electronics industry. Sales to this customer accounted for $35.3 million or approximately 24% of the Company's total revenues for fiscal 1995 as compared to sales of $59.9 million or approximately 37% of the Company's total revenues for fiscal 1994.

     Gross profit for fiscal 1995 was $7.6 million or 5.3% of net sales, as compared to $13.0 million or 7.9% of net sales for fiscal 1994. The decline in gross profit in fiscal 1995 was attributable in part to inefficient utilization of facilities, equipment and personnel resulting from a decline in orders from the Company's existing customer base. Margins were also adversely impacted by a shift in sales mix to lower margin products and a provision for inventory reserves for end-of-life products.

                                      CMC Industries, Inc. and Subsidiaries   11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

                      AND RESULTS OF OPERATIONS (Continued)

     Selling, general and administrative expenses were $7.1 million or 4.9% of net sales in fiscal 1995, as compared to $6.2 million or 3.8% of net sales for fiscal 1994. The higher expenses in fiscal 1995 were primarily due to additions to the Company's management team and increases in expenses incurred to improve program management and customer service in an effort to increase sales and profitability in future periods.

     Net interest expense for fiscal 1995 was $1.6 million as compared to $1.4 million for the prior year. Most of the Company's debt bears interest at variable rates which were consistently higher during fiscal 1995 than in 1994.

     The Company's effective tax rate was approximately 38% throughout fiscal years 1995 and 1994, with the exception of the recording of a non-recurring income tax benefit of approximately $0.7 million in fiscal 1995. The benefit resulted from recognition of prior year research and development credits.

     The Company's operating results and cash flows were adversely impacted in fiscal 1995 and 1994 by declining sales to the Company's largest customer in the computer electronics industry, especially as it related to a major reschedule of production of a particular printed circuit board assembly. The Company began manufacture of this product in the first quarter of fiscal 1994. The following table shows the revenues derived from sales of this product for each quarter of fiscal 1994 and 1995.


               Quarter ended October 31, 1993      $ 4.8 million
               Quarter ended January 31, 1994       12.2 million
               Quarter ended April 30, 1994          6.3 million
               Quarter ended July 31, 1994           3.4 million
               Quarter ended October 31, 1994        3.3 million
               Quarter ended January 31, 1995        2.2 million
               Quarter ended April 30, 1995          0.9 million
               Quarter ended July 31, 1995           2.2 million


     The Company was advised by the customer in March 1994 that a production reschedule of this product was necessary due to the build-up of excess inventories in the customer's distribution channels and that the reschedule would be applied consistently to other suppliers of this product. The Company had anticipated that, due to operating efficiencies associated with high volumes of a single product, gross margins and cash flows from operations would increase due to the manufacture of this product; however, the drop in production due to the reschedule caused equipment and personnel to become underutilized. In fiscal 1995, the Company was unable to secure new business that adequately replaced the margin loss from the reschedule. The Company manufactures other products for this customer and continues to actively pursue additional business from the customer.

12 CMC Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

AND RESULTS OF OPERATIONS (Continued)

QUARTERLY RESULTS

     The following table contains selected unaudited consolidated financial results for each of the four fiscal quarters for fiscal 1995 and 1996.

                                    YEAR ENDED JULY 31, 1995                             YEAR ENDED JULY 31, 1996
                        ----------------------------------------------     -------------------------------------------------
(In thousands)                            QUARTER ENDED                                        QUARTER ENDED
                        ----------------------------------------------     -------------------------------------------------
                        OCTOBER 31   JANUARY 31   APRIL 30     JULY 31     OCTOBER 31     JANUARY 31    APRIL 30     JULY 31
Net sales                $38,424     $38,764      $33,511      $33,604     $38,580        $41,810       $42,944      $41,377
Gross profit (loss)        3,415       3,169         (434)       1,462       2,072          2,507         2,789        3,387
Selling, general and
administrative expenses    1,745       1,571        2,000        1,746       2,861          2,005         1,899        2,278
Operating income (loss)    1,670       1,598       (2,434)        (284)       (789)           502           890        1,109
Interest expense, net        382         387          453          339         346            429           403          334
Net income (loss)        $   798     $   753      $(1,118)     $  (393)    $  (715)       $    40       $   300      $   480



                                                             As a Percentage of Sales
                        -------------------------------------------------------------------------------------------
Net sales                100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Gross profit (loss)        8.9         8.2        (1.3)        4.4         5.4         6.0         6.5         8.2
Selling, general and
administrative expenses    4.5         4.1         6.0         5.2         7.4         4.8         4.4         5.5
Operating income (loss)    4.3         4.1        (7.3)       (0.8)       (2.0)        1.2         2.1         2.7
Interest expense, net      1.0         1.0         1.4         1.0         0.9         1.0         0.9         0.8
Net income (loss)          2.1         1.9        (3.3)       (1.2)       (1.9)        0.1         0.7         1.2



     The Company's quarterly operating results fluctuate due to a number of factors, including the mix of manufacturing projects, capacity utilization, price competition, the timing of orders from major customers, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, increased costs and shortages of components or labor, and economic conditions generally. The Company normally reduces production in December of each year to allow for holidays and vacation, which can negatively impact results in the Company's second quarter due to inefficiencies and decreased overhead absorption.

     Net sales and gross margins were heavily influenced throughout fiscal 1995 by the reschedule of a printed circuit board assembly provided to one of the Company's largest customers for use in a personal computer monitor. See "Results of Operations for the Year Ended July 31, 1995 versus 1994."

                                     CMC Industries, Inc. and Subsidiaries    13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

                      AND RESULTS OF OPERATIONS (Continued)

FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this document. In addition to the other information contained and incorporated by reference in this document, the following factors should be considered carefully in evaluating the Company and its business.

FACTORS THAT MAY AFFECT THE COMPANY

     POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company's operating results are affected by a number of factors, including the mix of manufacturing projects, capacity utilization, price competition, the degree of automation that can be used in the assembly process, the efficiencies that can be achieved by the Company in managing inventories and fixed assets, the timing of orders from major customers, fluctuations in demand for customer products, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, increased costs and shortages of components or labor and economic conditions generally. All of these factors can cause substantial fluctuations in the Company's operating results. The Company's expenditures (including, but not limited to, equipment, inventory and labor) are based, in part, on its expectations as to future revenues and, to a large extent, are fixed in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay or cancellation of customer orders could have an almost immediate material adverse effect on the Company's operating results. As a result, it is possible that in some future period, the Company's operating results could fail to meet the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Common Stock could drop significantly.

     The Company's gross profit as a percentage of sales in future periods may be materially adversely affected by various factors associated with the Company's production of new product lines, acquisition of new manufacturing equipment and continued dependence on turnkey contracts (and the inventory risks inherent therein). This expansion will result in a higher fixed cost structure which will require increased revenue and/or significant improvements in operating efficiencies in order to maintain historical gross margins. Additionally, the commencement of production of new products typically involves significant start-up costs, lower yields and other inefficiencies. New products do not generate gross margins as high as products which have been in volume production for several months. The Company also expects that competition may continue to intensify, which could also result in lower gross margins.

     CUSTOMER CONCENTRATION; DEPENDENCE ON INDUSTRY TRENDS. A small number of customers are currently responsible for a significant portion of the Company's net sales. In the fiscal years ended July 31, 1996, 1995 and 1994, the Company's four largest customers for such periods accounted for approximately 63%, 69% and 75%, respectively, of consolidated net sales. Any material delay, cancellation or reduction of orders from these or other customers could have a materially adverse effect on the Company's results of operations.

     The percentage of the Company's sales to its major customers may fluctuate from period to period. Significant reductions in sales to any of these customers could have a materially adverse effect on the Company's results of operations. In addition, customer contracts can be canceled, and volume levels can be changed or delayed. The timely replacement of canceled, delayed or reduced contracts with new

14   CMC Industries, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

AND RESULTS OF OPERATIONS (Continued)

business cannot be assured. These risks are exacerbated because a majority of the Company's sales are to customers in the communications sector of the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting this industry in general, or any of the Company's major customers in particular, could have a materially adverse effect on the Company's results of operations.

     COMPETITION. The electronics manufacturing services industry is comprised of a large number of companies, several of which have achieved substantial market share. The Company also faces competition from current and prospective customers who evaluate the Company's capabilities against the merits of manufacturing products internally. The Company competes with different companies depending on the type of service or geographic area. Certain of the Company's competitors have broader geographic breadth. They also may have greater manufacturing, financial, research and development, and marketing resources than the Company. The Company believes that the primary basis of competition in its targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services and price. To be competitive, the Company must provide technologically advanced manufacturing services, high product quality levels, flexible delivery schedules and reliable delivery of finished products. The Company currently may be at a competitive disadvantage as to price when compared to manufacturers with lower cost structures, particularly with respect to manufacturers with established facilities where labor costs are lower.

     SHORTAGE OF ELECTRONICS COMPONENTS. Most of the Company's net sales are derived from turnkey manufacturing services in which the Company procures components from third-party suppliers and bears the risk of component shortages. The electronics industry has been characterized by shortages from time to time in semiconductor and other components, which shortages have led to allocations by third-party suppliers. The Company's inability to procure desired supplies of certain components has in the past led, and may in the future, lead to some delays in shipments by the Company to its customers. If these component shortages persist or intensify, however, the Company may not be able to secure quantities required to fulfill customer orders, which could result in delays in shipments or cancellation or delays in customer orders, each of which could have a material adverse effect on the Company's results of operations.

     MANAGEMENT OF GROWTH. There can be no assurance that the Company will successfully manage the integration of new business. In addition, the Company may experience certain inefficiencies as it manages geographically dispersed operations. Should the Company increase its expenditures in anticipation of a future level of sales which does not materialize, its profitability could be adversely affected. On occasion, customers may require rapid increases in production which can place an excessive burden on the Company's resources. There can be no assurance that the Company will be capable of meeting the demands placed upon the Company's resources by these or any other customers.

     ENVIRONMENTAL COMPLIANCE. The Company is subject to a variety of environmental regulations relating to use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition, such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. In this regard, see Note 14 to the Consolidated Financial Statements.

     RISK OF DEFECTS. The electronics products manufactured for customers by the Company are highly complex and may at times contain undetected design and/or manufacturing errors or failures. Such defects have been discovered in the past, and there can be no assurance that, despite the Company's quality control and quality assurance efforts, such defects will not occur in the future. If such defects occur in quantities or too frequently, the Company's business and operating results may be materially and adversely affected.

                                    CMC Industries, Inc. and Subsidiaries     15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

                      AND RESULTS OF OPERATIONS (Continued)

     DEPENDENCE ON KEY PERSONNEL AND SKILLED EMPLOYEES. The Company's continued success depends, to a large extent, upon the efforts and abilities of key managerial and technical employees. The loss of services of certain key personnel could have a material adverse effect on the Company. The Company's business also depends upon its ability to continue to attract and retain senior managers and skilled employees. Failure to do so could have a material adverse effect on the Company's operations.

     POSSIBLE VOLATILITY OF MARKET PRICE OF COMMON STOCK. The trading price of the Company's Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics manufacturing services industry as well as the industries of the Company's customers and other factors. In addition, the stock market is subject to price and volume fluctuations which affect the market price for many high-technology companies in particular and which may be unrelated to operating performance. There can be no assurance as to the trading price of the Company's Common Stock at any time in the future.

LIQUIDITY AND CAPITAL RESOURCES

     In recent years, the Company has primarily financed its operations through bank credit facilities, equipment leases and proceeds from issuances of capital stock. In January 1994, the Company completed its initial public offering, providing net proceeds of approximately $13.6 million. The proceeds from the offering were used primarily to repay long-term acquisition debt and bank loans made under the Company's revolving credit facility.

     The Company's bank credit facility is comprised of a $25.0 million revolving credit line, an $8.0 million term loan amortizing over five years beginning in February 1995 and a $3.8 million new equipment line. The loan agreement contains financial covenants related to the Company's net worth and debt service coverage and restricts capital expenditures. At September 30, 1996, total borrowings under this facility were $4.5 million under the revolving credit line and $5.9 million under the term loan.

     The Company's operations generated positive cash flow of $9.2 million in the year ended July 31, 1996. Cash was provided primarily by net income before depreciation and amortization of $1.9 million, a $4.8 million decrease in inventories, a $2.2 million increase in accounts payable and a $6.1 million reduction in receivables from affiliated companies. Cash was used to fund a $7.0 million increase in trade receivables from non-affiliated companies resulting primarily from higher sales levels.

     In May 1996, the Company raised approximately $2.5 million through a placement to private investors of an aggregate of 436,037 shares of the Company's Common Stock and Warrants to purchase an aggregate of 168,963 shares of the Company's Common Stock. The purpose of the private offering was principally to provide additional financial flexibility to take advantage of business opportunities as they arise. The proceeds were used initially to repay bank loans made under the Company's revolving credit line.

     The Company invested approximately $5.7 million in capital expenditures, primarily to acquire surface mount manufacturing equipment during fiscal 1996. The Company partially financed the acquisitions of the equipment with $1.6 million of long-term debt proceeds.

16   CMC Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------

AND RESULTS OF OPERATIONS (Continued)

     The Company's needs for financing in the next twelve months include increases in working capital as required to support any sales growth and purchases of advanced manufacturing equipment. The Company expects to meet its short-term liquidity requirements generally through net cash provided by operations, vendor credit terms and short-term borrowings under its lines-of-credit. Beginning in fiscal 1996, the Company accelerated expenditures to increase surface mount technology capabilities, primarily through equipment acquisitions and leases. The Company expects to seek financing of $10 million or more for the acquisition or lease of manufacturing equipment during fiscal 1997; however, there can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS EFFECTIVE FOR FISCAL 1997

     The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective for fiscal years beginning after December 15, 1995 (fiscal 1997 for the Company). For long-lived assets and certain identifiable intangible assets, including related goodwill, to be held and used by an entity, the Statement requires a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss, based on comparison of carrying value to the fair value of the asset, must be recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. For long-lived assets and certain identifiable intangible assets to be disposed of, the Statement requires financial statement reporting at the lower of carrying amount or fair value less cost to sell. The Company has reviewed its long-lived assets and their carrying amounts as of July 31, 1996 and does not expect application of this Statement in fiscal 1997 to significantly affect its results of operations or financial position.

     The FASB has also issued Statement of Financial Accounting Standards No. 123, Accounting For Stock-Based Compensation, effective for transactions entered into in fiscal years beginning after December 15, 1995 (fiscal 1997 for the Company). The Statement establishes financial accounting and reporting standards for stock-based employee compensation plans, including all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employee's stock, including, with respect to the Company, stock options and employee stock purchase plans. The Statement defines a fair value based method of accounting for employee stock options, under which compensation cost is measured at the date options are granted and recognized by charges to expense over the employees' service periods (usually the vesting period), and it encourages entities to adopt that method of accounting. It also allows entities to continue to measure compensation cost using the method prescribed under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense is recognized for the excess, if any, of the market price of the stock at grant date over the amount the employee must pay to acquire the stock. The Company, under the provisions of APB No. 25, recognizes no compensation expense for employee stock options when options are granted to employees at a price equal to the market price of the Company's stock at the date of grant. The Company has reviewed the provisions of Statement No. 123 and elected to remain under the provisions of APB No. 25 with respect to its employee stock options that are granted at market price at the date of grant. This decision will result in recognition of no compensation expense for such stock options in future years. However, in accordance with the disclosure provisions of Statement No. 123, the Company, commencing in fiscal 1997, will disclose pro forma basis information to reflect its net income and earnings per share had compensation expense been recognized for these items.

                                    CMC Industries, Inc. and Subsidiaries     17


                                                     CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                               (In thousands, except share data)


                        ASSETS                                          JULY 31,      JULY 31,
                                                                          1996          1995
                                                                        --------      --------
   CURRENT ASSETS
    Cash and cash equivalents.......................................    $ 2,977       $    89
    Trade accounts receivable, less allowance for doubtful
     accounts of $526 and $132......................................     17,231        10,235
    Accounts and notes receivable from affiliates...................      7,842        13,924
    Inventories.....................................................     21,218        26,006
    Income tax refundable...........................................         --           753
    Other current assets............................................        417           959
    Deferred tax assets.............................................         48            --
                                                                        -------       -------
          Total current assets......................................     49,733        51,966
   Plant and equipment, net.........................................     10,863         7,042
   Investment in preferred stock of affiliate.......................      5,884         5,884
   Goodwill, net of accumulated amortization
    of $181 and $129................................................        822           874
   Other assets.....................................................        132           198
                                                                        -------       -------
                                                                        $67,434       $65,964
                                                                        =======       =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Notes payable under lines of credit................................    $ 6,826       $10,303
 Current portion of capital lease obligations.......................        404           260
 Current portion of long-term debt..................................      1,300         1,347
 Trade accounts payable.............................................     15,537        13,291
 Accrued compensation and related benefits..........................      1,996         2,372
 Accrued expenses and other current liabilities.....................      2,756         1,687
 Deferred tax liabilities...........................................         --           967
                                                                        -------       -------
     Total current liabilities......................................     28,819        30,227
Capital lease obligations...........................................      1,403           183
Long-term debt......................................................      4,858         6,158
Other noncurrent liabilities........................................        644           747
Deferred tax liabilities............................................        608           311
                                                                        -------       -------
     Total liabilities..............................................     36,332        37,626
                                                                        -------       -------
Commitments and contingencies (Notes 6 and 13)......................

STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par value; 5,000,000 shares..................
  authorized; none outstanding                                               --            --
 Common stock, $.01 par value; 15,000,000 shares authorized;
  6,662,779 and 6,097,902 shares issued and outstanding.............         67            61
 Stock warrants outstanding (convertible into 65,473 shares
  of common stock)..................................................         44            --
 Additional paid-in capital.........................................     29,971        27,299
 Retained earnings..................................................      2,016         1,911
 Equity adjustment for minimum pension liability....................       (996)         (933)
                                                                        -------       -------
     Total stockholders' equity.....................................     31,102        28,338
                                                                        -------       -------
                                                                        $67,434       $65,964
                                                                        =======       =======

The accompanying notes are an integral part of these financial statements.

18   CMC Industries, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------

(In thousands, except per share data)


                                                             YEAR ENDED JULY 31,
                                                  ---------------------------------------
                                                     1996          1995          1994
                                                  ----------    ----------    -----------
Net sales
 Non-affiliates.................................. $126,686      $ 95,708       $110,112
 Affiliates......................................   38,025        48,595         53,667
                                                  --------      --------       --------
Total net sales..................................  164,711       144,303        163,779
                                                  --------      --------       --------

Cost of sales
 Non-affiliates..................................  118,973        90,659        101,405
 Affiliates......................................   34,983        46,032         49,388
                                                  --------      --------       --------
Total cost of sales..............................  153,956       136,691        150,793
                                                  --------      --------       --------

Gross profit.....................................   10,755         7,612         12,986
Selling, general and administrative expenses.....    8,251         7,062          6,168
Restructuring charge.............................      792            --             --
                                                  --------      --------       --------

Operating income.................................    1,712           550          6,818
Interest expense.................................    1,512         1,561          1,386
                                                  --------      --------       --------

Income (loss) before income taxes................      200        (1,011)         5,432
Income tax provision (benefit)...................       95        (1,051)         2,056
                                                  --------      --------       --------

Net income....................................... $    105      $     40       $  3,376
                                                  ========      ========       ========

Net income per common and common
 equivalent share................................ $   0.02      $   0.01       $   0.60
                                                  ========      ========       ========

Weighted average common and common
 equivalent shares...............................    6,449         6,253          5,664
                                                  ========      ========       ========


The accompanying notes are an integral part of these financial statements.

                                     CMC Industries, Inc. and Subsidiaries    19


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                         (In thousands, except share data)



                                                SHARES                                  RETAINED
                                         -------------------                            EARNINGS
                                         PREFERRED    COMMON       CAPITAL              (DEFICIT)      OTHER       TOTAL
                                         ---------    ------       -------              ---------      -----       -----
Balance, July 31, 1993.................         50    4,302,485    $13,716              $(1,505)       $  (986)    $11,225

Net income.............................                              3,376                3,376
Redemption of preferred shares.........        (50)
Issuance of shares.....................               1,732,000     13,606                                          13,606
Exercise of stock options..............                  59,100         20                                              20
Minimum pension liability..............                                                                   (244)       (244)
                                         ---------    ---------    -------              -------        -------     -------
Balance, July 31, 1994.................         --    6,093,585     27,342                1,871         (1,230)     27,983

Net income.............................                                                                     40          40
Exercise of stock options..............                  40,417         18                                              18
Stock dividends waived.................                 (36,100)                                                        --
Minimum pension liability..............                                                                    297         297
                                         ---------    ---------    -------              -------        -------     -------
Balance, July 31, 1995.................         --    6,097,902     27,360                1,911           (933)     28,338

Net income.............................                                                     105                        105
Issuance of shares.....................                 436,037      2,364                                           2,364
Issuance of warrants...................                                 44                                              44
Exercise of stock options..............                 128,840        314                                             314
Minimum pension liability..............                                                                    (63)        (63)
                                         ---------    ---------    -------              -------        -------     -------
Balance, July 31, 1996.................         --    6,662,779    $30,082              $ 2,016        $  (996)    $31,102
                                         =========    =========    =======              =======        =======     =======



The accompanying notes are an integral part of these financial statements.

20    CMC Industries, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

(In thousands)

                                                                 YEAR ENDED JULY 31,
                                                         ---------------------------------
                                                           1996          1995       1994
                                                         --------      --------    -------
Cash flows from operating activities:
 Net income.........................................     $   105       $    40     $  3,376
 Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
    Deferred income taxes...........................        (718)          759          150
    Depreciation and amortization...................       1,746         1,607        1,308
     Loss (gain) on disposition of assets...........          10            49          (16)
    Changes in assets and liabilities:
        Receivables.................................        (914)       (2,528)      (6,998)
        Inventories.................................       4,788         3,143       (9,692)
        Other assets................................       1,379        (1,626)         352
        Trade accounts payable......................       2,246        (1,621)        (622)
        Accrued expenses and other
         current liabilities........................         693          (919)        (167)
        Other liabilities...........................        (166)         (611)          18
                                                         -------       -------     --------
Net cash provided by (used in) operating activities.       9,169        (1,707)     (12,291)
                                                         -------       -------     --------

Cash flows from investing activities:
 Capital expenditures...............................      (5,669)       (1,465)      (4,644)
 Proceeds from disposition of assets................         126           115           33
                                                         -------       -------     --------
Net cash used in investing activities...............      (5,543)       (1,350)      (4,611)
                                                         -------       -------     --------

Cash flows from financing activities:
 Net (repayments) borrowings
 under lines of credit..............................      (3,477)        4,552        6,869
 Proceeds from long-term debt.......................       1,596            --        2,000
 Principal payments on long-term debt...............      (1,347)       (1,232)      (4,989)
 Principal payments on capital leases...............        (232)         (478)        (336)
 Note payable to affiliate..........................          --            --         (431)
 Proceeds from exercise of stock options
 and issuance of stock and warrants.................       2,722            18       13,626
                                                         -------       -------     --------
Net cash (used in) provided by financing activities.        (738)        2,860       16,739
                                                         -------       -------     --------
Net increase (decrease) in cash
 and cash equivalents...............................       2,888          (197)        (163)
Cash and cash equivalents...........................
 Beginning of year..................................          89           286          449
                                                         -------       -------     --------
 End of year........................................     $ 2,977       $    89     $    286
                                                         =======       =======     ========
Supplemental information:
 Income taxes paid (refunded).......................     $   488       $  (123)    $  1,394
 Interest paid......................................       1,697         1,582        1,416

The accompanying notes are an integral part of these financial statements.

                                     CMC Industries, Inc. and Subsidiaries    21


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


Note 1 -- ORGANIZATION AND BASIS OF PRESENTATION


DESCRIPTION OF BUSINESS

     CMC Industries, Inc. and its subsidiaries (the "Company") provide contract manufacturing services primarily to original equipment manufacturers ("OEMs") in the computer and communications industries. Over 90% of the Company's manufacturing contracts are for turnkey services and include procurement of materials in addition to manufacturing.

RESTRUCTURING


     In August 1993, the Company completed a restructure in contemplation of an initial public offering of shares of the Company's common stock. The restructure was the result of a distribution plan adopted by the Board of Directors prior to July 31, 1993. In connection with this restructuring, the Company's name was changed from International Telecommunications Corporation to CMC Industries, Inc.

     The restructuring transactions were executed to transfer the telecommunications product development and distribution operations to a corporation affiliated with the Company by common ownership. The contract manufacturing services operations, including the manufacture of telecommunications products under contract with this affiliate and contract manufacturing services for other OEMs, were retained by the Company. Such services are carried out by the Company's wholly-owned subsidiaries CMC Mississippi, Inc. and CMC California, Inc. In connection with the restructuring, the Company transferred its telecommunications business assets, with a book value of approximately $49 million, and liabilities of approximately $37 million, to Cortelco Systems Holding Corp. ("Cortelco"), a newly-formed company owned by certain of the Company's existing stockholders, in exchange for 1,000,000 shares of redeemable preferred stock of Cortelco.

     The Cortelco preferred stock is nonvoting, has a liquidation preference of $12.50 per share and entitles the Company to dividends which were non-cumulative until August 1995 and thereafter cumulative at $.75 per share for each year in which Cortelco earns net income of $2 million or more. The Company may, subject to certain restrictions, require Cortelco to redeem the preferred stock, on a pro rata basis, over a five-year period beginning August 1998. The Company recorded the preferred stock at fair value, $5.9 million, based on the discounted cash flow of the redemption requirements. The excess cost basis of the net assets over the fair value of the preferred shares received was recorded as a distribution of capital to the Company's stockholders.

     The assets and liabilities transferred, the distribution of capital and the investment in preferred shares are considered noncash investing and financing activities and have been excluded from the statement of cash flows.

22    CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------

Note 2 -- SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingencies at the date of the financial statements and the related reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Investments with original maturities of three months or less are classified as cash equivalents.

REVENUE RECOGNITION

     In addition to providing contract manufacturing services on a turnkey basis, the Company performs assembly services on a consignment basis where the customer typically procures the components used in the process. The Company recognizes revenue upon shipment for both turnkey and consignment contracts.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for approximately 83% and 94% of inventories as of July 31, 1996 and 1995, respectively.

PLANT AND EQUIPMENT

     Plant and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

                                     CMC Industries, Inc. and Subsidiaries   23

--------------------------------------------------------------------------------


GOODWILL

     The excess of purchase price over net tangible assets of businesses acquired is carried as goodwill. The Company amortizes such amounts on a straight-line basis over a twenty-year period. The Company recorded amortization expense of $52,000 for each of the years ended July 31, 1996, 1995 and 1994, related to the purchase of a subsidiary in fiscal 1993.

DEFERRED LOAN COSTS

     Loan origination fees paid in connection with new borrowings are amortized using a method which approximates the effective rate method over the terms of the related borrowing. Amortization is included in interest expense.

MEDICAL CARE AND DISABILITY BENEFIT PLANS

     The Company is self-insured with respect to certain medical care and disability benefit plans for 70% of its employees. The costs for such plans are charged against earnings in the period incurred. The liability for health care claims was $500,000 and $600,000 as of July 31, 1996 and 1995, respectively, and the related expense incurred was $3,078,000, $3,102,000 and $2,160,000 for the years ended July 31, 1996, 1995 and 1994, respectively. The Company does not provide benefits under these plans to retired employees.

INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("FAS 109"), Accounting for Income Taxes. FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

NET INCOME PER SHARE

     Net income per common and common equivalent share has been computed on the basis of the weighted average number of common shares outstanding and dilutive common stock equivalent shares outstanding during the related period. Common equivalent shares consist of stock options and warrants included in the computation of net income per share using the treasury stock method.

24  CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------


PRESENTATION

     Certain fiscal 1995 and 1994 balances have been reclassified to conform to the current year presentation.


NOTE 3 -- RESTRUCTURING CHARGE

     In October 1995, the Company expensed $792,000 in non-recurring charges related to the restructuring of the Company's business. Of this amount, $241,000 related to the relocation of the Company's corporate offices and California operations to a new facility. The remaining amount represented one-time charges related to severance costs resulting from a reduction in overhead staffing at the Company's Mississippi operations. The Company reduced employment levels to reflect the transition of the Company's business away from hand assembly work towards more advanced surface mount technology operations.


NOTE 4 -- MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS

     A substantial portion of the Company's sales are generated from contract manufacturing agreements with domestic OEM's and from sales to domestic distributors of telecommunication products. Sales and related accounts receivable attributable to customers representing 10% or more of total net sales are as follows (in millions):


                                     NET SALES       RECEIVABLE AT
                                YEAR ENDED JULY 31,     JULY 31,
                                -------------------  -------------
                                1996   1995   1994   1996    1995
                                -----  -----  -----  ----    -----
Cortelco......................  $38.0  $45.6  $42.7  $7.8    $10.2
IBM...........................   28.1   35.3   59.9   2.4      2.8
Global Village................   21.3      -      -    .7        -
Harris........................   16.5    8.2    7.1   1.8      1.5

     The Company's credit risk principally relates to trade accounts receivable and receivables from Cortelco arising from the transfer of assets described in
Note 1. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

                                      CMC Industries, Inc. and Subsidiaries   25

--------------------------------------------------------------------------------


NOTE 5 -- INVENTORIES

     Inventories consist of the following (in thousands):

                                                                     JULY 31,
                                                               -------------------
                                                                 1996       1995
                                                               -------     -------
   Raw materials and purchased components...................   $15,673     $18,755
   Work-in-process..........................................     5,174       6,921
   Finished goods...........................................       371         330
                                                               -------     -------
                                                               $21,218     $26,006
                                                               =======     =======

     The carrying value of inventories at July 31, 1996 and 1995 approximated replacement cost.




NOTE 6 -- PLANT AND EQUIPMENT

     The components and useful lives of plant and equipment are as follows (in thousands):

                                                                                JULY 31,
                                                                 USEFUL    -------------------
                                                                  LIFE       1996        1995
                                                                (YEARS)    -------     -------
   Machinery and equipment....................................    3-10     $14,760     $ 9,659
   Furniture and fixtures.....................................    5-15         714         491
   Leasehold improvements.....................................       5         288         107
   Computer equipment and software............................       5         456         456
   Construction in progress...................................                 239         312
                                                                           -------     -------
                                                                            16,457      11,025
   Less - Accumulated depreciation............................               5,594       3,983
                                                                           -------     -------
                                                                           $10,863     $ 7,042
                                                                           =======     =======

     Depreciation and amortization expense was $1,694,000, $1,461,000 and $1,181,000 for fiscal 1996, 1995 and 1994, respectively. Plant and equipment include assets under capital leases with a cost of $2,352,000 and $945,000 and accumulated amortization of $1,018,000 and $638,000 as of July 31, 1996 and 1995, respectively.

26  CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------


NOTE 7 -- BUILDINGS AND EQUIPMENT UNDER LEASE

     The Company leases its primary manufacturing facilities and certain equipment and computer software under capital leases. Certain office, warehouse, other manufacturing facilities and equipment are leased under operating leases. These lease agreements generally include renewal options at varying terms. Future minimum lease payments under the noncancelable portion of capital and operating leases at July 31, 1996 are as follows (in thousands):

                                                      OPERATING   CAPITAL
                                                       LEASES      LEASES
FISCAL YEAR                                            ------      ------
   1997.............................................   $1,647      $  715
   1998.............................................    1,723         520
   1999.............................................    1,388         809
   2000.............................................    1,149           7
   2001.............................................      710           7
                                                       ------      ------
   Future minimum lease payments....................   $6,617       2,058
                                                       ======
   Less - Amount representing interest..............                  251

   Present value of future minimum lease payments...                1,807
   Less - Current portion...........................                  404
                                                                   ------
   Long-term portion................................               $1,403
                                                                   ======


     Rent expense relating to operating leases totaled approximately $1,555,000, $988,600 and $598,000 for fiscal 1996, 1995 and 1994, respectively.



NOTE 8 -- BORROWINGS

SEPTEMBER 1996 REFINANCING

     Effective September 26, 1996, the Company entered into a Loan and Security Agreement with a financial institution which replaced a prior agreement with this lender. The Agreement provides the Company with a total credit facility of $35 million including the following:


     - Revolving credit facility totaling $25 Million ($18 Million available for CMC Mississippi, Inc. and $7 million available for CMC California, Inc.), including letters of credit, bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement).

     - Term loan to CMC Mississippi, Inc. totaling $6 million, payable in 55 monthly installments of $108,333 and a final installment of $91,667, commencing October 1, 1996 and bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement).

                                      CMC Industries, Inc. and Subsidiaries   27

--------------------------------------------------------------------------------


     - Commitment to lend up to $3.8 million for machinery and equipment purchases in the form of installment loans, bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement).

     Outstanding borrowings under the new financing arrangement are secured primarily by the Company's accounts receivable, inventories, machinery and equipment. This financing arrangement expires in September 1998.

     The Loan and Security Agreement contains certain restrictive covenants which limit the activities of the Company with respect to, among other things, mergers and acquisitions, additional borrowings and leases, investments and the payment of dividends. The Loan and Security Agreement includes the following financial covenants with respect to CMC Industries, Inc.:


     - to maintain minimum consolidated tangible net worth of $30.0 million as of October 31, 1996 and increasing to $31.5 million as of July 31, 1998;

     - to not permit the ratio of total liabilities to stockholders' equity to exceed 2.0 to 1 as of July 31, 1997 and July 31, 1998;

     - to limit capital expenditures to $10 million during fiscal 1997 and $7 million during fiscal 1998;

     -   to maintain debt service coverage ratio, as defined, of at least
     1.15 to 1 through July 31, 1997 and 1.20 to 1 thereafter; and

     - to maintain interest coverage ratio for each individual subsidiary, as defined, of at least 2 to 1 through September 1, 1998.

     For fiscal years 1996 and 1995, the Company had outstanding $6.2 million and $7.5 million, respectively, under the term loan in effect at that time. The term loan bore interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the prior Credit Agreement). At july 31, 1996 and 1995, the Company utilized an average interest rate of 8.49% and 8.24%, respectively. The Company also maintained a revolving credit facility totaling $17 million, including letters of credit, bearing interest at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the prior Credit Agreement). At July 31, 1996 and 1995, the Company had $6.8 million and $10.3 million, respectively, outstanding under the revolving facility at a weighted average interest rate of 8.49% and 8.24%, respectively.

OTHER FINANCING

     During fiscal 1995 and 1994, CMC California, Inc. had several installment loans outstanding, secured by machinery and equipment and bearing interest at varying rates, with an aggregate principal balance of $154,000 as of July 31, 1994. All of the installment loans were repaid in fiscal 1995.

28  CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------


MATURITIES OF LONG-TERM DEBT

     The aggregate annual maturities of consolidated long-term debt outstanding at July 31, 1996 are as follows (in thousands):


          1997. . . . . . . . . . . . . . . . . . . . . .  $ 1,300
          1998. . . . . . . . . . . . . . . . . . . . . .    1,300
          1999. . . . . . . . . . . . . . . . . . . . . .    1,300
          2000. . . . . . . . . . . . . . . . . . . . . .    1,300
          2001. . . . . . . . . . . . . . . . . . . . . .    1,067

NOTE 9 -- CAPITAL STOCK

RECAPITALIZATION

     On October 2, 1993, the Company's Board of Directors declared a stock dividend of 1,135,588 shares (189,265 after the reverse stock split discussed below) of the Company's common stock and approved a restatement of the Company's certificate of incorporation which resulted in the elimination of all former classes of common and preferred stock and the creation of one new class of common stock. The Board of Directors also authorized 5,000,000 shares of preferred stock. In connection with this recapitalization, a one-for-six reverse split of the Company's common stock was effected. The Company's Series A preferred stock was redeemed by the Company on October 2, 1993 for $50 and the shares were canceled. All common share data in the accompanying consolidated financial statements and notes give effect to the reverse stock split.

     The stock dividend, recapitalization and reverse stock split have been reflected in the accompanying financial statements retroactive to the beginning of the three-year period ended July 31, 1996. During fiscal 1995, certain shareholders waived their rights to receive 36,100 shares related to the stock dividend.

     On May 16, 1996, the Company issued 436,037 shares of common stock with detachable warrants that entitle the holders to purchase 168,963 shares of common stock at a price of $7.50 per share. The total proceeds for the shares and warrants were $2,464,000 and $44,000, respectively. The warrants are exercisable for three years from the date of issue and are callable by the Company if certain levels of financial performance are exceeded.

STOCK OPTION PLAN

     The Company's Board of Directors has authorized 1,224,479 shares of the Company's common stock for issuance in connection with a stock option plan. The stock option plan provides for the granting of options to purchase shares of the Company's common stock at not less than 85% of fair market value on the date of grant. The plan is designed to allow for granting incentive stock options, nonstatutory stock options, stock bonuses and the issuance of restricted stock.

                                      CMC Industries, Inc. and Subsidiaries   29

--------------------------------------------------------------------------------


     Stock option activity is summarized as follows:

                                                             YEAR ENDED JULY 31,
                                                    ------------------------------------
                                                      1996          1995          1994
                                                    --------       -------       -------
Outstanding options at beginning of year.........    467,502       389,816       540,500
Options granted
  $4.50/share....................................      1,500
  $4.87/share....................................      4,000
  $3.72/share....................................    250,000
  $3.25/share....................................     50,000
  $3.37/share....................................     10,000
  $4.75/share....................................      4,000
  $7.37/share....................................     14,500
  $4.63/share....................................                    8,000
  $3.13/share....................................                    8,000
  $4.00/share....................................     12,500        49,666
  $2.50/share....................................                    8,000
  $9.00/share....................................                                  2,500
  $3.00/share....................................                   88,000        10,000
  $6.00/share....................................
Options exercercised
  $0.42/share....................................   (126,500)      (40,417)      (59,100)
  $4.00/share....................................       (812)
  $6.00/share....................................     (1,528)
Options forfeited................................    (42,473)      (43,563)      (80,309)
Adjustment for stock dividend....................         --            --       (23,775)
                                                    --------       -------       -------
Outstanding options at end of year...............    642,689       467,502       389,816
                                                    ========       =======       =======

Exercisable options at end of year...............    335,268       287,164       283,915
                                                    ========       =======       =======

NOTE 10 -- INCOME TAXES

     The provision (benefit) for income taxes comprised the following (in thousands):

                                                       YEAR ENDED JULY 31,
                                                 --------------------------------
                                                 1996          1995         1994
                                                 -----       --------      ------
Current:
           Federal.............................  $ 610       $(1,810)      $1,650
           State...............................    203            --          256
                                                 -----       -------       ------
                                                   813        (1,810)       1,906
                                                 -----       -------       ------

Deferred:
           Federal.............................   (622)          658          130
           State...............................    (96)          101           20
                                                 -----       -------       ------
                                                  (718)          759          150
                                                 -----       -------       ------
                                                 $  95       $(1,051)      $2,056
                                                 =====       =======       ======

30  CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------


     Deferred tax liabilities (assets) comprised the following (in thousands):

                                                                       JULY 31,
                                                                 --------------------
                                                                  1996          1995
                                                                 -------       ------
Deferred tax liabilities:
       Inventories...........................................    $ 2,014      $  2552
       Plant and equipment...................................      1,042          838
                                                                 -------      -------
                                                                   3,056        3,390
                                                                 -------      -------

Deferred tax assets:
       Investment in preferred stock of affiliate............     (2,360)      (2,360)
       Accrued liabilities...................................       (535)        (546)
       Minimum pension liability.............................       (597)        (558)
       Net operating loss carryforwards......................       (172)        (626)
       Minimum tax credit....................................       (721)        (267)
       Other.................................................       (471)        (115)
                                                                 -------      -------
                                                                  (4,856)      (4,472)
                                                                 -------      -------

Valuation allowance..........................................      2,360        2,360
                                                                 -------      -------
       Net deferred tax liability............................    $   560      $ 1,278
                                                                 =======      =======

     The net deferred tax liability is classified as follows:

         Current (asset) liability...........................    $   (48)     $   967
         Noncurrent liability................................        608          311
                                                                 -------      -------
                                                                 $   560      $ 1,278
                                                                 =======      =======

     A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                               YEAR ENDED JULY 31,
                                                         -----------------------------
                                                          1996        1995       1994
                                                         ------     --------     -----
Statutory federal rate.................................   35.0%      (35.0)%     35.0%
State income tax, net of Federal benefit...............   54.0         6.6        3.4
Credits claimed for research and development...........     --       (67.3)        --
Other, net.............................................  (41.5)       (8.3)       (.6)
                                                         -----      ------       ----
Effective rate.........................................   47.5%     (104.0)%     37.8%
                                                         =====      ======       ====

                                      CMC Industries, Inc. and Subsidiaries   31

--------------------------------------------------------------------------------


NOTE 11 -- RELATED PARTY TRANSACTIONS

     Following the August 1993 restructuring, the Company's largest customer has been Cortelco. Under a manufacturing services agreement, the Company provides manufacturing services to Cortelco on a turnkey basis with prices based on cost plus 8% for telephone products and cost plus 10% for telecommunications systems products. Included in net sales for fiscal 1996, 1995 and 1994 were sales to Cortelco totaling $38,025,000, $45,611,000 and $42,723,000, respectively. Total cost of sales for the periods relating to these sales to Cortelco were $35,542,000, $43,205,000 and $39,304,000, respectively.

     The Company has entered into an agreement with Cortelco to provide certain products and related support services to customers of Cortelco. The Company is required to pay a commission to Cortelco in the amount of 10% of sales of these products under this agreement. During fiscal 1996, 1995 and 1994, the Company incurred $341,000, $635,000 and $635,000, respectively, in commissions under this agreement.

     In addition to acting as primary supplier to Cortelco, the Company provided a $7,500,000 working capital loan to Cortelco which was repaid in fiscal 1994. The Company continues to provide credit only for manufacturing services sold to Cortelco in the form of trade receivables.

     During fiscal 1994, the Company began manufacturing for a new customer that is partially owned by Cortelco. The Company had no sales to this customer in fiscal 1996 and $3.0 million and $10.9 million in fiscal 1995 and 1994, respectively. At July 31, 1996, the Company had no accounts receivable from this customer and accounts receivable of $236,000 at July 31, 1995. Also, during 1995, the Company secured its past due balance from this customer by executing two notes receivable from the customer totaling $3.4 million. Both notes receivable were collected during fiscal 1996.

     A director of the Company has an ownership interest in a customer which purchased goods during fiscal 1996 totaling $1,731,000 at a cost of $1,697,000. As of July 31, 1996, the Company had accounts receivable of $491,000 from this customer which is considered past due by the Company.



NOTE 12 -- EMPLOYEE BENEFITS

RETIREMENT BENEFITS

     The Company maintains a defined benefit pension plan (the "Pension Plan") which covers substantially all hourly employees of CMC Mississippi, Inc. Retirement benefits under the Pension Plan are based on an employee's length of service and a benefit formula based on year of hire. The benefit formula does not include a provision for increases in future compensation levels. Contributions to the Pension Plan are primarily based on the projected unit actuarial cost method. The Pension Plan's assets consist principally of short-term U.S. government instruments and pooled fixed income, debt and equity investment funds with a financial institution. Effective June 1, 1994, the Company terminated the future service payments for employees.

32   CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------


     The components of net periodic pension cost and related assumptions were as follows (in thousands):

                                              YEAR ENDED JULY 31,
                                         -----------------------------
                                           1996       1995       1994
                                         -------    -------    -------
Service cost ..........................   $  --      $  --      $ 240
Interest cost .........................     579        557        521
Return on plan assets..................    (422)      (441)      (448)
Net amortization and deferral .........     (65)        17          9
                                          -----      -----      -----

Net periodic pension expense ..........   $  92      $ 133      $ 322
                                          =====      =====      =====

Discount rate .........................     8.0%       8.0%       7.5%
Long-term rate of return ..............     8.0%       8.0%       8.0%


     The following table sets forth the Pension Plan's status (in thousands):

                                                           JULY 31,
                                                    --------------------
                                                      1996         1995
                                                    -------      -------
Vested benefit obligation ........................  $ 7,312      $ 7,090
                                                    =======      =======

Accumulated benefit obligation ...................  $ 7,655      $ 7,408
                                                    =======      =======

Projected benefit obligation......................  $ 7,655      $ 7,408
Fair value of plan assets.........................    7,145        6,729
                                                    -------      -------

Funded status ....................................     (510)        (679)
Unrecognized net loss ............................    1,592        1,491
Additional liability recorded.....................   (1,592)      (1,491)
                                                    -------      -------

Accrued pension cost .............................  $  (510)     $  (679)
                                                    =======      =======

     Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employers' Accounting for Pensions, requires recognition in the balance sheet of a minimum pension liability for underfunded plans. The minimum liability that must be recognized is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized either as an intangible asset, to the extent of unrecognized prior service costs, or a reduction of equity. Pursuant to FAS 87, the Company has recorded as of July 31, 1996 and 1995 an additional liability as shown above with a corresponding reduction, net of deferred tax benefits, in stockholders' equity. Recognition of the additional liability, net of deferred tax benefits, and changes in that amount from year to year are considered noncash financing activities and have been excluded from the statement of cash flows.

                                     CMC Industries, Inc. and Subsidiaries  33

--------------------------------------------------------------------------------


     Under FAS 87, the portion of deferred gains and losses in excess of 10% of the projected benefit obligation is amortized as a component of net periodic pension cost. If amortization is required, the period used is the average remaining service period of active employees, which was approximately 14.5 years as of July 31, 1996.

SAVINGS PLAN

     The Company maintains a profit-sharing savings plan (the "Savings Plan") for employees of CMC Industries, Inc. Under the terms of the Savings Plan, employees may contribute from 2% to 16% of compensation and an additional elective amount. The Company matched, until June 30,1994, 50% of an employee's contributions of up to 6% of the employee's compensation with a maximum match of $2,000 per year for any one employee. The Company may elect to make an additional discretionary profit-sharing contribution. Effective January 1, 1995, the Savings Plan eligibility requirements were amended to include all full-time employees with one hour of service. The Company recorded no contributions for fiscal 1996 and 1995 and contributions of approximately $105,000 for fiscal 1994.

NOTE 13 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     At July 31, 1996 and 1995, the Company did not have any outstanding financial derivative instruments. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at July 31, 1996 and 1995, pursuant to Financial Accounting Standards Board Statement No. 107, Disclosures about Fair Value of Financial Instruments (in thousands).

                                                          JULY 31, 1996            JULY 31, 1995
                                                     ---------------------    -----------------------
                                                      CARRYING      FAIR       CARRYING        FAIR
                                                       AMOUNT       VALUE       AMOUNT         VALUE
                                                     ----------   --------    ----------    ---------
Financial assets:
      Cash and cash equivalents ..................    $ 2,977     $ 2,977      $    89       $    89
      Receivables ................................     25,073      25,073       24,159        24,159
      Investments in preferred stock
       of affiliate ..............................      5,884       5,884        5,884         5,884

Financial liabilities:
      Payables ...................................     10,524      10,524       13,291        13,291
      Long-term debt .............................     11,484      11,484       17,808        17,808

34   CMC Industries, Inc. and Subsidiaries

--------------------------------------------------------------------------------


The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

 Cash, receivables and payables: The carrying amounts approximate fair value because of the short maturity of those instruments.

 Investment in preferred stock of affiliate: The carrying amount is based upon the present value of cash flows as of the date of the reorganization. Although the period has shortened, management does not believe that there has been an appreciable difference in the value of their security since the date received.

 Long-term debt: The balance of the Company's long-term debt approximates the fair value thereof because borrowings bear interest at a variable interest rate.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     In connection with the restructuring of the Company in August 1993, certain deferred income tax liabilities have been assumed by Cortelco. Although the LIFO method of inventory accounting is employed, a portion of this deferred income tax liability attributable to differing financial reporting and tax reporting bases of inventories may become payable in the foreseeable future based on certain rulings made in the U.S. federal tax courts. Although the Company has received indemnification from this affiliate with respect to such liability, the Company would be liable for this tax in the event Cortelco is unable to meet its obligation. The total amount of this deferred income tax liability assumed by Cortelco was approximately $2.2 million as of July 31, 1993.

     The Company is a defendant in several legal actions involving certain matters arising in the normal course of business. Management believes that the aggregate loss, if any, resulting from the final outcome of these proceedings will not be material to the financial position or results of operations of the Company. The Company has accrued $4,000 and $47,000, as of July 31, 1996 and 1995, respectively, for pending litigation and contingencies.

     In fiscal 1994, the Company incurred a non-recurring charge included in selling, general and administrative expenses of approximately $170,000 related to the costs of environmental clean-up at a former manufacturing site. The Company's original estimate of its cost of the clean-up was approximately $320,000 which was recorded prior to July 1994. In fiscal 1995, an environmental expert concluded that the cost of a full study combined with short and long-term remediation of the site may cost between $3 and $4 million. During fiscal 1996, the Company was excluded as a potentially responsible party ("PRP") by the State of Tennessee's Department of Environment and Conservation in relation to the former facility; however, Alcatel, Inc., a PRP named by the State of Tennessee's Department of Environment and Conservation and a former owner of the Company, is seeking indemnification from the Company. Management believes Alcatel's assertion to be without merit and has responded as such. As of July 31, 1996, no claims have been filed by Alcatel.

                                      CMC Industries, Inc. and Subsidiaries  35


--------------------------------------------------------------------------------


                       REPORT OF INDEPENDENT ACCOUNTANTS






To the Board of Directors
 and Stockholders of CMC Industries, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CMC Industries, Inc. and it's subsidiaries at July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
-------------------------------------
PRICE WATERHOUSE LLP
Memphis, Tennessee
August 26, 1996, except as to Note 8,
which is as of September 26, 1996

36   CMC Industries, Inc. and Subsidiaries


CORPORATE DIRECTORY

--------------------------------------------------------------------------------


DIRECTORS
David S. Lee
Chairman of the Board
Chairman, Cortelco Systems
 Holding Corp.
Chairman, Data Technology Corp.

Matthew G. Landa
President and Chief Executive
 Officer

Andrew J. Moley
Executive Vice President and
 Chief Financial Officer

Ira Coron
Chairman and Chief Executive
 Officer, California Amplifier, Inc.

Frederick Gibbs
Consultant Mulberry Hill
 Enterprises
Partner Gibbs and Gregory
 Attorney at Law

Charles Holloway
Professor, Stanford University
 Graduate School of Business

EXECUTIVE OFFICERS
Matthew G. Landa
President and Chief Executive
 Officer

Andrew J. Moley
Executive Vice President and
 Chief Financial Officer

Jack O'Rear
Vice President and Chief
 Operating Officer
 President, Mississippi Operations

Karl Chang
 Vice President
 President, California Operations

Lanny N. Lambert
 Vice President and Secretary

CORPORATE ADDRESS
4950 Patrick Henry Drive
Santa Clara, CA 95054
(408) 982-9999

TRANSFER AGENT
Union Planters National Bank
6200 Poplar Avenue
Memphis, TN 38119

GENERAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

SPECIAL COUNSEL
Baker, Donelson, Bearman & Caldwell
2000 First Tennessee Building
165 Madison Avenue
Memphis, TN 38103

INDEPENDENT AUDITORS
Price Waterhouse LLP
One Commerce Square
Memphis, TN 38103

FORM 10-K
The Company's 1996 Annual Report
or Form 10-K (without exhibits) as
filed with the Securities and Exchange
Commission is available without charge
upon request to: Investor Relations,
CMC Industries, Inc., 1801 Fulton
Drive, Corinth, MS 38834
(601) 287-3771, ext. 170

PRICE RANGE OF COMMON STOCK
The Company's Common Stock has been
traded on the Nasdaq National Market
under the symbol "CMCI" since the
Company's initial public offering of
Common Stock in December 1993.
The Company has paid no cash
dividends on its Common Stock.

The following table shows the
high and low sales prices per
share for the Common Stock as
reported by Nasdaq for the
periods indicated:

          High      Low
Fiscal 1995
  Q1      4        2 3/4
  Q2      6 1/4    3 3/4
  Q3      5 1/8    1 3/4
  Q4      3 3/4    1 7/8

Fiscal 1996
  Q1      4 3/4    2 3/4
  Q2      4 5/8    3 5/8
  Q3      6 1/4    4
  Q4      9 3/16   5 3/4

ANNUAL MEETING

The 1996 Annual Meeting of
Shareholders will be held at
CMC Industries, Inc., 1801
Fulton Drive, Corinth, MS,
38834 on Friday, November 15,
1996 at 10:00 a.m. local time.

--------------------------------------------------------------------------------



CMC INDUSTRIES, INC.



FACILITY LOCATIONS


CMC CALIFORNIA
4950 PATRICK HENRY DRIVE
SANTA CLARA, CA 95054
408.982.9999
FAX: 408.982.9922
Internet: cmc@cmcind.com

CMC MISSISSIPPI
1801 FULTON DRIVE
CORINTH, MS 38834
601.287.3771
FAX: 601.287.3469
Internet: invrel@cmcmfg.com
















(C) Copyright 1996, CMC Industries, Inc.
J. DAVIDSON
MERCURY PRINTING

                                     CMC
                           ------------------------
                           The Source For Solutions