Form 10-K, Exhibit 13
period 1997-07-31
CMC INDUSTRIES INC
filed 1997-10-29
CIK 913270

Exhibit 13.1

Excerpts from the 1997 Annual Report to Shareholders.

8  CMC Industries, Inc. and Subsidiaries


SELECTED CONSOLIDATED FINANCIAL DATA AND
PRO FORMA FINANCIAL DATA



The following table summarizes certain selected consolidated financial data and pro forma financial data, which should be read in conjunction with the Company's consolidated financial statements and related notes and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected consolidated financial data as of July 31, 1997 and 1996, and for each of the years in the three-year period ended July 31, 1997, have been derived from, and are qualified by reference to, audited financial statements included elsewhere herein. The historical income statement data for the period ended July 31, 1993 reflects the business of the Company until the August 1993 restructuring. The pro forma income statement data presents the pro forma operating results of the contract manufacturing services business.

                                                                   Years Ended July 31,
                                                   -----------------------------------------------------
(In thousands, except for share data)                1997       1996       1995        1994       1993
                                                   -----------------------------------------------------
HISTORICAL INCOME STATEMENT DATA:
---------------------------------
Net sales ......................................   $214,485   $164,711   $144,303    $163,779   $150,638
Cost of sales ..................................    201,081    153,956    136,691     150,793    121,784
                                                   --------   --------   --------    --------   --------
Gross profit ...................................     13,404     10,755      7,612      12,986     28,854
Selling, general and administrative expenses ...      9,454      8,251      7,062       6,168     19,763
Restructuring charge ...........................         --        792         --          --         --
Research and development expenses ..............         --         --         --          --      6,304
                                                   --------   --------   --------    --------   --------
Operating income ...............................      3,950      1,712        550       6,818      2,787
Interest expense, net ..........................      1,350      1,512      1,561       1,386      2,899
Interest income from sales-type leases .........         --         --         --          --        627
                                                   --------   --------   --------    --------   --------
Income (loss) before income taxes ..............      2,600        200     (1,011)      5,432        515
Income tax provision (benefit) .................        994         95     (1,051)      2,056        290
                                                   --------   --------   --------    --------   --------
Net income .....................................   $  1,606   $    105   $     40    $  3,376   $    225
                                                   ========   ========   ========    ========   ========
Net income per share(1) ........................   $   0.22   $   0.02   $   0.01    $   0.60   $   0.05
                                                   ========   ========   ========    ========   ========
Weighted average common shares and
equivalents(1) .................................      7,167      6,449      6,253       5,664      4,515

PRO FORMA INCOME STATEMENT DATA:
--------------------------------
Net sales ...................................................................................   $111,590
Cost of sales ...............................................................................     99,941
                                                                                                --------
Gross profit ................................................................................     11,649
Selling, general and administrative expenses ................................................      4,812
                                                                                                --------
Operating income ............................................................................      6,837
Interest expense, net .......................................................................        980
                                                                                                --------
Income before income taxes ..................................................................      5,857
Provision for income taxes ..................................................................      2,107
                                                                                                --------
Net income ..................................................................................   $  3,750
                                                                                                ========
Net income per share(1) .....................................................................   $   0.83
                                                                                                ========
HISTORICAL BALANCE SHEET DATA:
------------------------------
Working capital ................................   $ 20,635   $ 20,914   $ 21,739    $ 19,862   $  5,626
Total assets ...................................     96,543     67,434     65,963      66,426     54,428
Long-term debt and capital lease obligations ...      4,390      6,261      6,341       5,545      5,096

------------------------------

(1) Net income per share is calculated as described in Note 2 of Notes to Consolidated Financial Statements. The Company has never paid or declared any cash dividends.

                                        CMC Industries, Inc. and Subsidiaries  9


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

GENERAL

CMC Industries, Inc. ("CMC" or the "Company") was incorporated in 1990 to acquire certain businesses operated from the Company's Corinth, Mississippi manufacturing facility since 1960. In August 1993, the Company transferred certain assets and related liabilities associated with its telephone business to Cortelco Systems Holding Corp. ("Cortelco"), an affiliate through common ownership, in exchange for 1,000,000 shares of redeemable preferred stock of Cortelco. This restructuring allowed CMC to focus on contract manufacturing services while Cortelco pursued the development and distribution of telephones and telecommunications products.

The Company offers contract manufacturing services to its customers on both a turnkey and consignment basis, with over 95% of the Company's net sales in fiscal 1997 derived from turnkey projects. On turnkey contracts, the Company both procures the components and other supplies and provides full manufacturing services. On consignment contracts, the customer provides the components and other supplies to the Company, and the Company charges for only labor and overhead; thus, sales volumes per assembly are generally lower and the gross margins are generally higher on consignment contracts since the Company does not procure materials for the assembly.

Set forth below are analyses of the Company's results of operations for the fiscal years ended July 31, 1997, 1996 and 1995. Results of operations for the years ended July 31, 1997 and 1996 are discussed together in the section immediately below, followed by a discussion of results for the years ended July 31, 1996 and 1995.


RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 1997 VERSUS 1996

Total net sales for fiscal 1997 were $214.5 million, up 30% from $164.7 million for fiscal 1996. Sales to a new box build customer serving the computer market accounted for $45.4 million, or 21% of the Company's revenues in fiscal 1997. The Company initiated business with this customer in the second quarter of fiscal 1997. Approximately $143.1 million, or 67% of the Company's sales in fiscal 1997 were to customers from the communications (telecommunications and data networking) industry as compared to $107.8 million, or 66%, in fiscal 1996. Revenue growth in the communications segment was accomplished in fiscal 1997 with sales to new customers and increased sales to certain existing customers.

Gross profit for fiscal 1997 was $13.4 million or 6.2% of net sales, as compared to $10.8 million or 6.5% of net sales for fiscal 1996. The decrease in gross profit as a percentage of sales on a year-to-year basis was partially due to a pre-tax charge of $989,000 taken by the Company in the fourth quarter of fiscal 1997 to write off remaining inventory balances relating to certain customers. The Company's gross margins were also adversely impacted throughout the second half of fiscal 1997 by the decline of certain high margin consignment business and costs associated with the commencement of new turnkey business.

10  CMC Industries, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

Selling, general and administrative expenses were $9.5 million or 4.4% of net sales in fiscal 1997, as compared to $9.0 million (including $792,000 in non-recurring restructuring charges) or 5.5% of net sales for fiscal 1996. Although selling, general and administrative expenses decreased as a percentage of net sales, such expenses increased in absolute dollars in fiscal 1997 primarily due to additions to the Company's sales force, increases in expenses incurred to expand and upgrade information systems and an increase in selling expenses directly associated with the higher sales levels.

Net interest expense for fiscal 1997 was $1.4 million as compared to $1.5 million for fiscal 1996. The decrease in fiscal 1997 compared to fiscal 1996 was primarily due to lower average debt balances.

The Company's effective tax rate for fiscal 1997 was approximately 38.2% as compared to 47.5% for fiscal 1996. The fluctuation from year to year resulted from the relationship between the amortization of goodwill and pre-tax income. Goodwill amortization is treated as an expense for financial purposes but is not deductible for tax purposes.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 1996 VERSUS 1995

Total net sales for fiscal 1996 were $164.7 million, up 14% from $144.3 million for fiscal 1995. Approximately $107.8 million, or 66% of the Company's sales in fiscal 1996 were to customers from the communications industry as compared to $87.0 million, or 60%, in fiscal 1995. Revenue growth in the communications segment was realized as sales to new customers more than offset any decreases in sales in fiscal 1996 to existing customers. Sales to computer customers were relatively flat from year to year as a $6.9 million decrease in sales to the Company's largest customer from this industry was substantially offset by sales to new customers.

Gross profit for fiscal 1996 was $10.8 million or 6.5% of net sales, as compared to $7.6 million or 5.3% of net sales for fiscal 1995. The gross profit improvement on a year-to-year basis principally resulted from improved operating efficiencies related to higher sales volume, a stronger mix of higher margin new business and lower costs resulting from a reduction in manufacturing overhead staffing.

Selling, general and administrative expenses were $9.0 million or 5.5% of net sales in fiscal 1996, as compared to $7.1 million or 4.9% of net sales for fiscal 1995. The higher selling, general and administrative expenses in fiscal 1996 were primarily due to additions to the Company's management team and sales force, increases in expenses incurred to improve program management and customer service in an effort to increase profitability in future periods, and $792,000 in non-recurring charges related to the restructuring of the Company's business. Of this amount, $241,000 related to the relocation of CMC's corporate offices and California operations to a new facility in Santa Clara, California. This move was made to give CMC an enhanced presence in Silicon Valley, the base of operations for many of the Company's current and prospective customers. The remaining amount represented one-time charges related to a reduction in overhead staffing at the Company's Corinth, Mississippi operations. These reductions were necessary in light of the transition of the Company's business away from hand assembly and toward more advanced surface mount technology operations.

                                       CMC Industries, Inc. and Subsidiaries  11


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                           AND RESULTS OF OPERATIONS (Continued)


Net interest expense for fiscal 1996 was $1.5 million as compared to $1.6 million for fiscal 1995. The decrease in fiscal 1996 compared to fiscal 1995 was due to lower average debt balances.

The Company's effective tax rate for fiscal 1996 was approximately 47.5%. The Company's effective tax rate was approximately 38.0% throughout fiscal 1995, with the exception of the recording of a non-recurring income tax benefit resulting from recognition of prior year research and development credits. The fluctuation from year to year also resulted from the amortization of goodwill, which was treated as an expense for financial purposes but was not deductible for tax purposes.

QUARTERLY RESULTS

The following table contains selected unaudited consolidated financial results for each of the four fiscal quarters for fiscal 1996 and 1997.

                                          YEAR ENDED JULY 31, 1996                            YEAR ENDED JULY 31, 1997
                            -------------------------------------------------     ------------------------------------------------
(In Thousands)                                  QUARTER ENDED                                       QUARTER ENDED
                            -------------------------------------------------     ------------------------------------------------
                            OCTOBER 3     JANUARY 31     APRIL 30     JULY 31     OCTOBER 31   JANUARY 31   APRIL 30      JULY 31
Net Sales                     $38,580       $41,810      $42,944      $41,377      $41,941      $56,332      $54,369      $61,843
Gross Profit                    2,072         2,507        2,789        3,387        3,500        3,936        3,679        2,289
Selling, general and
  administrative expenses       2,861         2,005        1,899        2,278        1,995        2,200        2,410        2,849
Operating income (loss)          (789)          502          890        1,109        1,505        1,736        1,269         (560)
Interest expense, net             346           429          403          334          319          288          384          359
Net Income (loss)             $  (715)      $    40      $   300      $   480      $   736      $   900      $   550      $  (580)
                                                                     AS A PERCENTAGE OF SALES
                            ------------------------------------------------------------------------------------------------------
Net Sales                       100.0%        100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross profit                      5.4           6.0          6.5          8.2          8.3          7.0          6.8          3.7
Selling, general and
  administrative expenses         7.4           4.8          4.4          5.5          4.8          3.9          4.4          4.6
Operating income (loss)          (2.0)          1.2          2.1          2.7          3.6          3.1          2.3         (0.9)
Interest expense, net             0.9           1.0          0.9          0.8          0.8          0.5          0.7          0.6
Net income (loss)                (1.9)          0.1          0.7          1.2          1.8          1.6          1.0         (0.9)

The Company's quarterly operating results have fluctuated due to a number of factors, including the mix of manufacturing projects, capacity utilization, price competition, the timing of orders from major customers, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, costs associated with the commencement of new turnkey or consignment manufacturing projects, increased costs and shortages of turnkey manufacturing components or qualified labor, and economic conditions generally

12  CMC Industries, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)


and within the telecommunications, data networking and computer industries. The Company's gross margin was adversely impacted in the fourth quarter of fiscal 1997 by a pre-tax charge of $989,000 taken by the Company to write off remaining inventory balances relating to certain customers. See "Results of Operations for the Year Ended July 31, 1997 versus 1996."

The Company has experienced an increase in orders from a major customer related to the awarding of a government contract to such customer. Certain of these products are currently scheduled for delivery in the Company's first quarter of fiscal 1998. The Company may also experience an increase in sales during the first and second quarters of fiscal 1998 of certain other products for which demand would typically increase during the holiday buying season. There can be no assurance, however, that any such increase in sales will result, or that if it does result, it would not be offset by decreases in sales of other products. Nonetheless, the Company's business and results of operations may develop a seasonal trend with revenues and operating profit being the highest in the first two quarters of the fiscal year.

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

FACTORS THAT MAY AFFECT THE COMPANY

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company's operating results are affected by a number of factors, including the timing and mix of manufacturing projects, capacity utilization, price competition, the degree of automation that can be used in the assembly process, the efficiencies that can be achieved by the Company in managing inventories and fixed assets, the timing of orders from customers, fluctuations in demand for customer products, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, increased costs and shortages of components or labor and economic conditions generally. All of these factors can cause substantial fluctuations in the Company's operating results. The Company's expenditures (including, but not limited to, equipment, inventory and labor) are based, in part, on its expectations as to future revenues and, to a large extent, are fixed in the short term. Accordingly, the Company has in the past and may in the future be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay or cancellation of customer orders could have an almost immediate material adverse effect on the Company's operating results. As a result, it is possible that in some future period, the Company's operating results could fail to meet the expectations of public market analysts or investors. In such events, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the trading price of the Company's Common Stock could drop significantly.

                                       CMC Industries, Inc. and Subsidiaries  13


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                           AND RESULTS OF OPERATIONS (Continued)


The Company's gross profit as a percentage of sales in future periods may be materially adversely affected by various factors associated with the Company's production of new product lines, acquisition of new manufacturing equipment and continued dependence on turnkey contracts (and the inventory risks inherent therein). Expansion of capacity will result in a higher fixed cost structure which will require increased revenue and/or significant improvements in operating efficiencies in order to maintain historical gross margins. Additionally, the commencement of production of new products typically involves significant startup costs, lower yields and other inefficiencies. New products do not generate gross margins as high as products which have been in volume production for several months. The Company also expects that competition may continue to intensify, which could also result in lower gross margins.

CUSTOMER CONCENTRATION; DEPENDENCE ON INDUSTRY TRENDS. A small number of customers are currently responsible for a significant portion of the Company's net sales. In the fiscal years ended July 31, 1997, 1996 and 1995, the Company's four largest customers in such periods accounted for approximately 61%, 63%, and 69%, respectively, of consolidated net sales. Sales to Micron Electronics, Inc. accounted for approximately 21% of the Company's revenues for the fiscal year ended July 31, 1997. Any material delay, cancellation or reduction of orders from these or other customers could have a material adverse effect on the Company's results of operations.

The percentage of the Company's sales to its major customers may fluctuate from period to period. Significant reductions in sales to any of these customers could have a material adverse effect on the Company's results of operations. In addition, customer contracts can be canceled and volume levels can be materially changed or delayed. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured. These risks are exacerbated because the Company's sales are to customers in segments of the electronics industry subject to rapid technological change and product obsolescence. The factors affecting these industries in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's results of operations.

COMPETITION. The electronics manufacturing services industry is comprised of a large number of companies, several of which have achieved substantial market share. The Company also faces competition from current and prospective customers, which evaluate the Company's capabilities against the merits of manufacturing products internally. The Company competes with different companies depending on the type of service or geographic area. Certain of the Company's competitors have broader geographic breadth. They also may have greater manufacturing, financial, research and development and marketing resources than the Company. The Company believes that the primary basis of competition in its targeted markets is manufacturing technology, quality, responsiveness, and the provision of value-added services and price. To be competitive, the Company must provide technologically advanced manufacturing services, high product quality levels, flexible delivery schedules and reliable delivery of finished products on a timely and price competitive basis. The Company currently may be at a competitive disadvantage as to price when compared to manufacturers with lower cost structures, particularly with respect to manufacturers with established facilities where labor costs are lower.

14  CMC Industries, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)


SHORTAGES OF ELECTRONICS COMPONENTS. Most of the Company's net sales are derived from turnkey manufacturing services in which the Company procures components from third-party suppliers and bears the risk of component shortages. The electronics industry has been characterized by shortages from time to time in semiconductor and other components, which shortages have led to allocations by third-party suppliers. The Company's inability to procure desired supplies of certain components has in the past led, and may in the future lead, to some delays in shipments by the Company to its customers. These delays to date have not had a material adverse effect on the Company's results of operations. If these component shortages persist or intensify, however, the Company may not be able to secure quantities required to fulfill customer orders, which could result in delays in shipments, or cancellation or delays in customer orders, each of which could have a material adverse effect on the Company's results of operations.

MANAGEMENT OF GROWTH. There can be no assurance that the Company will successfully manage the integration of new business and the growth, if any, of the Company's operations. In addition, the Company may experience certain inefficiencies as it manages geographically dispersed operations. Should the Company increase its expenditures in anticipation of a future level of sales which does not materialize, its results of operations could be materially adversely affected. On occasion, customers may require rapid increases in production which can place an excessive burden on the Company's resources. There can be no assurance that the Company will be capable of meeting the demands placed upon the Company's resources by these or any other customers.

ENVIRONMENTAL COMPLIANCE. The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. Any failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition, such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. In this regard, see "Legal Proceedings."

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

DEPENDENCE ON KEY PERSONNEL AND SKILLED EMPLOYEES. The Company's continued success depends to a large extent upon the efforts and abilities of key managerial and technical employees. The loss of services of certain key personnel could have a material adverse effect on the Company. The Company's business also depends upon its ability to continue to attract and retain senior managers and sales representatives and other skilled employees. Failure to do so could have a material adverse effect on the Company's operations.

                                       CMC Industries, Inc. and Subsidiaries  15


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                           AND RESULTS OF OPERATIONS (Continued)


POSSIBLE VOLATILITY OF MARKET PRICE OF COMMON STOCK. The trading price of the Company's Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the electronics manufacturing services industry as well as the industries of the Company's customers, and other factors. In addition, the stock market is subject to price and volume fluctuations which affect the market price for many high technology companies in particular, and which may or may not be unrelated to operating performance. There can be no assurance as to the trading price of the Company's Common Stock at any time in the future.

LIQUIDITY AND CAPITAL RESOURCES

The Company's bank credit facility is comprised of a revolving credit line of $25.0 million, a $6.0 million term loan amortizing over fifty-six months beginning in October, 1996 and a $3.8 million equipment line. The loan agreement contains financial covenants related to the Company's net worth and debt service coverage and restricts capital expenditures. At July 31, 1997, total borrowings under this facility were $12.8 million under the revolving credit line and $4.9 million under the term loan.

The Company leases its primary manufacturing facilities and certain equipment using both capital and operating lease arrangements. At July 31, 1997, future minimum lease payments under the noncancelable portion of lease agreements were $14.5 million, of which $5.0 million is scheduled for payment in fiscal 1998.

The Company's operations used cash of $2.0 million during the year ended July 31, 1997. Cash provided by net income before depreciation and amortization of $3.4 million and a $20.4 million increase in accounts payable were more than offset by a $17.1 million increase in trade receivables and an $8.7 million increase in inventories. The Company believes that the increases in receivables, inventories and payables were primarily due to, and commensurate with, the increase in revenues experienced by the Company during this period.

During the year ended July 31, 1997, the Company used cash of $2.4 million for capital expenditures, primarily to acquire manufacturing equipment, and $1.8 million to repay long-term debt. During the year, cash of $6.0 million was provided by increased borrowings under the Company's revolving credit line.

During fiscal 1997, all outstanding warrants to purchase the Company's Common Stock were exercised, resulting in capital provided to the Company of approximately $1.3 million in exchange for 169,000 newly issued shares. Also during the fiscal year, options to purchase 60,000 shares of the Company's Common Stock were exercised, resulting in net proceeds to the Company of approximately $300,000.

On March 31, 1997, the Company executed an agreement and subsequently acquired 42,500 shares of the Company's Common Stock in exchange for a $441,000 receivable due to the Company. The number of shares acquired was based on the fair market value of the stock at the time of the transaction.

16  CMC Industries, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)


The Company's needs for financing in the next twelve months may include increases in working capital to support sales growth, if any, and expansion of capacity (plant and equipment). The Company is currently negotiating the purchase of a 4.4 acre tract of land in Hermosillo, Mexico and a 55,000 square foot manufacturing plant under construction at this site. The Company estimates that the total cost of the project will be approximately $3.0 million and plans to finance this project using a combination of installment notes payable to the building contractor and funds available under the Company's lines of credit. The Company expects to meet its other short-term liquidity requirements generally through net cash provided by operations, vendor credit terms, operating lease arrangements and short-term borrowings under its lines-of-credit.

The Company from time to time evaluates possible business acquisitions, facility additions and expansion of surface mount and BGA technology capabilities. The Company may seek additional financing as needed to pursue growth opportunities, including any expansion of capacity; however, there can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

                                       CMC Industries, Inc. and Subsidiaries  17


                                                     CONSOLIDATED BALANCE SHEETS

                                               (In thousands, except share data)


                                                                                JULY 31,    July 31,
                                                                                  1997        1996
                                                                                --------    --------
                                     ASSETS
CURRENT ASSETS
        Cash and cash equivalents ...........................................   $  4,298    $  2,977
        Trade accounts receivable, less allowance for
          doubtful accounts of $75 and $526 .................................     32,533      17,231
        Accounts receivable from affiliate ..................................      9,186       7,842
        Inventories .........................................................     29,900      21,218
        Other current assets ................................................      1,196         417
        Deferred tax assets .................................................         --          48
                                                                                --------    --------
                      Total current assets ..................................     77,113      49,733
Plant and equipment, net ....................................................     11,498      10,863
Investment in preferred stock of affiliate ..................................      5,884       5,884
Goodwill, net of accumulated amortization
of $233 and $181 ............................................................        770         822
Other assets ................................................................      1,278         132
                                                                                --------    --------
                      Total assets ..........................................   $ 96,543    $ 67,434
                                                                                ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
        Notes payable under lines of credit .................................   $ 12,792    $  6,826
        Current portion of capital lease obligations ........................        428         404
        Current portion of long-term debt ...................................      1,300       1,300
        Trade accounts payable ..............................................     35,936      15,537
        Accrued compensation and related benefits ...........................      2,284       1,996
        Accrued expenses and other current liabilities ......................      1,854       2,756
        Deferred tax liabilities ............................................      1,884          --
                                                                                --------    --------
                      Total current liabilities .............................     56,478      28,819
Capital lease obligations ...................................................        832       1,403
Long-term debt ..............................................................      3,558       4,858
Other noncurrent liabilities ................................................        149         644
Deferred tax liabilities ....................................................        682         608
                                                                                --------    --------
                      Total liabilities .....................................     61,699      36,332
                                                                                --------    --------

Commitments and contingencies (Notes 7 and 13)

STOCKHOLDERS' EQUITY
        Preferred stock, $.01 par value; 5,000,000 shares
          authorized; none outstanding ......................................         --          --
        Common stock, $.01 par value; 15,000,000 shares authorized;
          6,892,211 and 6,662,779 shares issued and outstanding .............         69          67
        Stock warrants outstanding ..........................................         --          44
        Additional paid-in capital ..........................................     31,594      29,971
        Retained earnings ...................................................      3,622       2,016
        Treasury stock (42,500 shares at cost) ..............................       (441)         --
        Equity adjustment for minimum pension liability .....................         --        (996)
                                                                                --------    --------
                  Total stockholders' equity ................................     34,844      31,102
                                                                                --------    --------
                                                                                $ 96,543    $ 67,434
                                                                                ========    ========

The accompanying notes are an integral part of these financial statements.

18  CMC Industries, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)


                                                           YEAR ENDED JULY 31,
                                                     ------------------------------
                                                       1997       1996        1995
                                                     --------   --------   --------
Net sales
      Non-affiliates .............................   $183,173   $126,686   $ 95,708
      Affiliates .................................     31,312     38,025     48,595
                                                     --------   --------   --------
Total net sales ..................................    214,485    164,711    144,303
                                                     --------   --------   --------

Cost of sales
      Non-affiliates .............................    172,274    118,973     90,659
      Affiliates .................................     28,807     34,983     46,032
                                                     --------   --------   --------
Total cost of sales ..............................    201,081    153,956    136,691
                                                     --------   --------   --------

Gross profit .....................................     13,404     10,755      7,612
Selling, general and administrative expenses .....      9,454      8,251      7,062
Restructuring charge .............................         --        792         --
                                                     --------   --------   --------

Operating income .................................      3,950      1,712        550
Interest expense .................................      1,350      1,512      1,561
                                                     --------   --------   --------

Income (loss) before income taxes ................      2,600        200     (1,011)
Income tax provision (benefit) ...................        994         95     (1,051)
                                                     --------   --------   --------

Net income .......................................   $  1,606   $    105   $     40
                                                     ========   ========   ========

Net income per common and common
  equivalent share ...............................   $   0.22   $   0.02   $   0.01
                                                     ========   ========   ========

Weighted average common and common
 equivalent shares outstanding ...................      7,167      6,449      6,253
                                                     ========   ========   ========






The accompanying notes are an integral part of these financial statements.

                                       CMC Industries, Inc. and Subsidiaries  19


                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                               (In thousands, except share data)



                                     COMMON                RETAINED  TREASURY
                                     SHARES      CAPITAL   EARNINGS    STOCK     OTHER      TOTAL
                                   ---------    --------    ------     -----    -------    -------
Balance, July 31, 1994 ........    6,093,585    $ 27,342    $1,871     $  --    $(1,230)   $27,983

Net income ....................                                 40                              40
Exercise of stock options .....       40,417          18                                        18
Stock dividends waived ........      (36,100)                                                   --
Minimum pension liability .....                                                     297        297
                                   ---------    --------    ------    -----     -------    -------
Balance, July 31, 1995 ........    6,097,902      27,360     1,911       --        (933)    28,338

Net income ....................                                105                             105
Issuance of shares ............      436,037       2,364                                     2,364
Issuance of warrants ..........                       44                                        44
Exercise of stock options .....      128,840         314                                       314
Minimum pension liability .....                                                     (63)       (63)
                                   ---------    --------    ------    -----     -------    -------
Balance, July 31, 1996 ........    6,662,779      30,082     2,016       --        (996)    31,102

Net income ....................                              1,606                           1,606
Exercise of warrants ..........      168,963       1,267                                     1,267
Exercise of stock options .....       60,469         314                                       314
Minimum pension liability .....                                                     996        996
Purchase of treasury stock ....                                        (441)                  (441)
                                   ---------    --------    ------    -----     -------    -------
Balance, July 31, 1997 ........    6,892,211    $ 31,663    $3,622    $(441)    $    --    $34,844
                                   =========    ========    ======    =====     =======    =======








The accompanying notes are an integral part of these financial statements.

20  CMC Industries, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)


                                                                 YEAR ENDED JULY 31,
                                                           ------------------------------
                                                             1997        1996       1995
                                                           --------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ...........................................   $  1,606    $   105    $    40
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
       Deferred income taxes ...........................      1,409       (718)       759
       Depreciation and amortization ...................      1,805      1,746      1,607
       (Gain) loss on disposition of assets ............         --         10         49
       Changes in assets and liabilities:
             Receivables ...............................    (17,087)      (914)    (2,528)
             Inventories ...............................     (8,682)     4,788      3,143
             Other assets ..............................       (842)     1,379     (1,626)
             Trade accounts payable ....................     20,399      2,246     (1,621)
             Accrued expenses and other
               current liabilities .....................       (614)       693       (919)
             Other liabilities .........................         15       (166)      (611)
                                                           --------    -------    -------
Net cash provided by (used in) operating activities ....     (1,991)     9,169     (1,707)
                                                           --------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures .................................     (2,388)    (5,669)    (1,465)
  Proceeds from disposition of assets ..................         --        126        115
                                                           --------    -------    -------
Net cash used in investing activities ..................     (2,388)    (5,543)    (1,350)
                                                           --------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments)
   under lines of credit ...............................      5,966     (3,477)     4,552
  Proceeds from long-term debt .........................         --      1,596         --
  Principal payments on long-term debt .................     (1,300)    (1,347)    (1,232)
  Principal payments on capital leases .................       (547)      (232)      (478)
  Proceeds from exercise of stock options
   and issuance of stock and warrants ..................      1,581      2,722         18
                                                           --------    -------    -------
Net cash provided by (used in) financing activities ....      5,700       (738)     2,860
                                                           --------    -------    -------

Net increase (decrease) in cash
  and cash equivalents .................................      1,321      2,888       (197)
Cash and cash equivalents
  Beginning of year ....................................      2,977         89        286
                                                           --------    -------    -------
  End of year ..........................................   $  4,298    $ 2,977    $    89
                                                           ========    =======    =======

SUPPLEMENTAL INFORMATION:

  Income taxes paid (refunded) .........................   $   (206)   $   488    $  (123)
  Interest paid ........................................   $  1,360    $ 1,697    $ 1,582

The accompanying notes are an integral part of these financial statements.

                                       CMC Industries, Inc. and Subsidiaries  21

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

         CMC Industries, Inc. and its subsidiaries (the "Company") provide contract manufacturing services primarily to original equipment manufacturers ("OEMs") in the computer and telecommunications industries. Over 90% of the Company's manufacturing contracts are for turnkey services and include procurement of materials in addition to manufacturing.


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

REVENUE RECOGNITION

         In addition to providing contract manufacturing services on a turnkey basis, the Company performs assembly services where the customer typically procures the components used in the process. The Company recognizes revenue upon shipment for both turnkey and consignment contracts.

INVENTORIES

         Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for approximately 77% and 83% of inventories as of July 31, 1997 and 1996, respectively.

PLANT AND EQUIPMENT

         Plant and equipment are stated at cost less accumulated depreciation. The Company provides for

22 CMC Industries, Inc. and Subsidiaries depreciation using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

GOODWILL

         The excess of purchase price over net tangible assets of businesses acquired is carried as goodwill. The Company amortizes such amounts on a straight-line basis over a twenty-year period. The Company recorded amortization expense of $52,000 for years ended July 31, 1997, 1996 and 1995, respectively related to the purchase of a subsidiary in fiscal 1994.

         At each balance sheet date, the Company assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceeds its net book value as of the assessment date. At July 31, 1997, there were no impairments of the Company's assets.

DEFERRED LOAN COSTS

         Loan origination fees paid in connection with new borrowings are amortized using a method which approximates the effective rate method over the terms of the related borrowing. Amortization is included in interest expense.

MEDICAL CARE AND DISABILITY BENEFIT PLANS

         The Company is self-insured with respect to certain medical care and disability benefit plans for 70% of employees. The costs for such plans are charged against earnings in the period incurred. The liability for health care claims was $397,000 and $500,000 as of July 31, 1997 and 1996, respectively, and the related expense incurred was $3,331,000, $3,078,000 and $3,102,000 for the years ended July 31, 1997, 1996 and 1995, respectively. The Company does not provide benefits under these plans to retired employees.

INCOME TAXES

         The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

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

                                       CMC Industries, Inc. and Subsidiaries  23

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 changes the computation, presentation and disclosure requirements for earnings per share that are currently followed by the Company. SFAS No. 128 is effective for years ending after December 15,1997 and early adoption is not permitted. If the provisions of SFAS No. 128 had been adopted for the year ended July 31, 1997, the Company's proforma basic earnings per share would have been $0.23, $0.02, and $0.01 for the years ended July 31, 1997, 1996 and 1995, respectively. Proforma diluted earnings per share would have been $0.22, $0.02 and $0.01 for the years ended July 31, 1997, 1996 and 1995, respectively.


FINANCIAL INSTRUMENTS

Financial instruments are evaluated pursuant to SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument: cash, receivables and payables - the carrying amounts approximate fair value because of the short maturity of those instruments; investment in preferred stock of affiliate - the carrying amount is based upon the present value of cash flows as of August 1993 (date of the restructure of the Company). Although the period has shortened, management does not believe that there has been an appreciable difference in the value of their security since the date received. Long-term debt - the fair value of the Company's long-term debt is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. The carrying amounts approximate fair value thereof because borrowings bear interest at a variable interest rate.

PRESENTATION

         Certain fiscal 1996 and 1995 balances have been reclassified to conform to the current year presentation.

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

NOTE 4 -- MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS

         A substantial portion of the Company's sales are generated from contract manufacturing agreements with domestic OEM's and from sales to domestic distributors of telecommunication products. Sales and related accounts receivable attributable to customers representing 10% or more of total net sales are as follows (in millions):

24  CMC Industries, Inc. and Subsidiaries

                                                  NET SALES                    RECEIVABLE AT
                                              YEAR ENDED JULY 31,                 JULY 31,
                                        -----------------------------         ---------------
                                         1997        1996        1995         1997       1996
                                        -----       -----       -----         ----       ----
    Micron .........................    $45.4       $  --       $  --         $6.5       $ --
    Cortelco .......................     31.3        38.0        45.6          9.2        7.8
    Global Village .................     29.6        21.3          --          8.2         .7
    Reltec .........................     24.2         3.7          --          4.3         --
    Harris .........................     17.4        16.5         8.2          2.0        1.8
    IBM ............................     13.1        28.1        35.3          2.5        2.4


         The Company's credit risk principally relates to trade accounts receivable and receivables from Cortelco, a related party. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

NOTE 5 -- INVENTORIES

         Inventories consist of the following (amounts in thousands):

                                                              JULY 31,
                                                        -------------------
                                                          1997        1996
                                                        -------     -------
    Raw materials and purchased components .........    $26,205     $15,673
    Work-in-process ................................      2,874       5,174
    Finished goods .................................        821         371
                                                        -------     -------
                                                        $29,900     $21,218
                                                        =======     =======

        The carrying value of inventories at July 31, 1997 and 1996 approximated replacement cost.

NOTE 6 -- PLANT AND EQUIPMENT

         The components and useful lives of plant and equipment are as follows (amounts in thousands):


                                                                                   July 31,
                                                          Useful life     -----------------------
                                                            (years)         1997            1996
                                                                          -------         -------
    Machinery and equipment ..........................       3-10         $15,992         $14,760
    Furniture and fixtures ...........................       5-15           1,465             714
    Leasehold improvements ...........................          5             484             288
    Computer equipment and software ..................          5             457             456
    Construction in progress .........................                         56             239
                                                                          -------         -------
                                                                           18,454          16,457
    Less - Accumulated depreciation ..................                     (6,956)         (5,594)
                                                                          -------         -------
                                                                          $11,498         $10,863
                                                                          =======         =======

                                       CMC Industries, Inc. and Subsidiaries  25

         Depreciation and amortization expense was $1,753,000, $1,694,000 and $1,461,000 for fiscal 1997, 1996 and 1995, respectively. Plant and equipment include assets under capital leases with a cost of $1,595,000 and $2,352,000 and accumulated amortization of $400,000 and $1,018,000 as of July 31, 1997 and 1996, respectively.

NOTE 7 -- BUILDINGS AND EQUIPMENT UNDER LEASE

         The Company leases its primary manufacturing facilities and certain equipment and computer software under capital leases. Certain office, warehouse, other manufacturing facilities and equipment are leased under operating leases. These lease agreements generally include renewal options at varying terms. Future minimum lease payments under the noncancelable portion of capital and operating leases at July 31, 1997 are as follows (amounts in thousands):

    FISCAL YEAR                                             OPERATING     CAPITAL
                                                             LEASES       LEASES
                                                             ------       ------
           1998 ......................................      $ 4,527       $  520
           1999 ......................................        4,026          809
           2000 ......................................        3,202            7
           2001 ......................................        1,197            7
           2002 ......................................          169           --
                                                            -------       ------

Future minimum lease payments ........................      $13,121        1,343
                                                            =======
Less - Amount representing interest ..................                       (83)

Present value of future minimum lease payments .......                     1,260
Less - Current portion ...............................                      (428)
                                                                          ------

Long-term portion ....................................                    $  832
                                                                          ======

         Rent expense relating to operating leases totaled approximately $3,450,000, $1,555,000 and $988,600 for fiscal 1997, 1996 and 1995 respectively.

NOTE 8 -- BORROWINGS

         On September 26, 1996, CMC Industries, Inc. entered into a Loan and Security Agreement with a financial institution which replaced a prior agreement with this lender. The Agreement provides the Company with a total credit facility of $35 million including the following:

         - Revolving credit facility totaling $25 million ($18 million at CMC Mississippi, Inc. and $7 million at CMC California, Inc.), including letters of credit, bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement). At July 31, 1997, the Company had $12.8 million outstanding at a weighted average interest rate of 8.55%.

26  CMC Industries, Inc. and Subsidiaries

         - Term loan to CMC Mississippi, Inc. totaling $6 million, payable in 55 monthly installments of $108,333 and a final installment of $91,667, commencing October 1, 1996, and bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement). At July 31, 1997, the Company had outstanding $4.9 million at an average interest rate of 8.43%.

         - Commitment to lend up to $3.8 million for machinery and equipment purchases in the form of installment loans, bearing interest, at the Company's options, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement).

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

         The Loan and Security Agreement contains certain restrictive covenants which limit the activities of the Company with respect to, among other things, mergers and acquisitions, additional borrowings and leases, investments and the payment of dividends. The Loan and Security Agreement includes the following financial covenants with respect to CMC Industries, Inc.:

         - to maintain minimum tangible net worth of $30.0 million as of October 31, 1996 and increasing to $31.5 million as of July 31, 1998, on a consolidated basis;

         - to not permit the ratio of total liabilities to stockholders' equity to exceed 2.0 to 1 as of July 31, 1997 and July 31, 1998;

         - to limit capital expenditures to $10 million during fiscal 1997 and $7 million during fiscal 1998;

         - to maintain debt service coverage ratio, as defined, of at least 1.15 to 1 through July 31, 1997 and 1.20 to 1 thereafter; and

         - to maintain interest coverage ratio, for each individual subsidiary, of at least 2 to 1 through September 1, 1998.

         At July 31, 1996, the Company had $6.2 million outstanding under a term loan in effect at that time. The term loan bore interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the prior Credit Agreement). At July 31, 1996, the Company had an average interest rate of 8.49%. The Company also maintained a revolving credit facility totaling $17 million, including letters of credit, bearing interest at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the prior Credit Agreement). At July 31, 1996, the Company had $6.8 million outstanding under the revolving loan facility at a weighted average interest rate of 8.49%.

                                       CMC Industries, Inc. and Subsidiaries  27

MATURITIES OF LONG-TERM DEBT

         The aggregate annual maturities of long-term debt are as follows (amounts in thousands):

                  1998 ...............................   $1,300
                  1999 ...............................    1,300
                  2000 ...............................    1,300
                  2001 ...............................      958


NOTE 9 -- CAPITAL STOCK

RECAPITALIZATION

         On May 16, 1996, the Company issued 436,037 shares of common stock with detachable warrants that entitled the holders to purchase 168,963 shares of common stock at a price of $7.50 per share. The total proceeds for the shares and warrants issued were $2,464,000 and $44,000, respectively. Due to the Company meeting specified levels of financial performance, the warrants were called during the current year. Total proceeds from the exercise of the warrants were $1.3 million.

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

28  CMC Industries, Inc. and Subsidiaries

         At July 31, 1997, 325,086 shares had been exercised under the plan and 277,986 shares for which options were granted had terminated. Options outstanding at July 31, 1997 expire in 1998 through 2007. During fiscal 1994, certain shareholders waived their rights to receive 36,100 shares related to the stock dividend.

         A summary of activity in the plan follows:

                                                    1997                        1996                           1995
                                            -------------------        ---------------------         -----------------------
                                                       WEIGHTED                     WEIGHTED                        WEIGHTED
                                                        AVERAGE                      AVERAGE                         AVERAGE
                                                       EXERCISE                     EXERCISE                        EXERCISE
                                            OPTIONS      PRICE          OPTIONS       PRICE          OPTIONS          PRICE
                                            -------    --------        --------     --------         -------        --------
Outstanding at beginning of year .......    642,689      4.06           467,502       3.24           389,816          3.08

Granted ................................    348,500      7.13           346,500       3.83           161,666          3.41

Exercised ..............................    (60,469)     5.18          (128,840)      0.51           (40,417)         0.50

Canceled ...............................    (57,901)     7.40           (42,473)      3.96           (43,563)         4.90
                                            -------                    --------                      -------

Outstanding at end of year .............    872,819      4.99           642,689       4.06           467,502          3.24
                                            =======                    ========                      =======

Exercisable at end of year .............    461,567      4.30           322,500       4.19           283,126          2.67
                                            =======                    ========                      =======

         The options outstanding at July 31, 1997 are exercisable at prices ranging from $0.42 to $13.00 per share. The weighted average remaining contractual life of all outstanding options was 7.5 years at July 31, 1997.

         The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretation in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996 consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings for fiscal 1997 and 1996 would have been reduced by approximately $364,000 and $175,000, respectively. Earnings per share would have been reduced by $0.05 and $0.03 for fiscal 1997 and 1996, respectively. These pro forma results will not be representative of the impact on future years because only grants made in fiscal 1997 and 1996 were considered. The weighted average grant-date fair value of options granted during fiscal 1997 and 1996 was $4.68 and $2.66, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1997 and 1996, respectively: dividend yields of 0% each year; average expected volatility of 55% and 56%; risk-free interest rates of 6.75% and 6.50%; and an average expected life of 4.5 years.

                                       CMC Industries, Inc. and Subsidiaries  29

NOTE 10 -- INCOME TAXES

         The provision (benefit) for income taxes comprised the following (amounts in thousands):

                                                YEAR ENDED JULY 31,
                                      ---------------------------------------
                                        1997           1996             1995
                                      ------          -----           -------
Current:
         Federal ...................  $ (330)         $ 610           $(1,810)
         State .....................     (85)           203                --
                                      ------          -----           -------
                                        (415)           813            (1,810)
                                      ------          -----           -------

Deferred:
         Federal ...................   1,329           (622)              658
         State .....................      80            (96)              101
                                      ------          -----           -------
                                       1,409           (718)              759
                                      ------          -----           -------

                                      $  994          $  95           $(1,051)
                                      ======          =====           =======

         Deferred tax liabilities (assets) comprised the following (amounts in thousands):

                                                                                  JULY 31,
                                                                           ----------------------
                                                                             1997           1996
                                                                           -------        -------
Deferred tax liabilities:
     Inventories .......................................................   $ 2,674        $ 2,014
     Plant and equipment ...............................................     1,655          1,042
     Other .............................................................       267             --
                                                                           -------        -------
                                                                             4,596          3,056
                                                                           -------        -------

Deferred tax assets:
     Accrued liabilities ...............................................      (776)          (535)
     Minimum pension liability .........................................        --           (597)
     Net operating loss carryforwards ..................................        --           (172)
     Minimum tax credit ................................................      (594)          (721)
     Other .............................................................      (660)          (471)
                                                                           -------        -------
                                                                            (2,030)        (2,496)
                                                                           -------        -------

Net deferred tax liability .............................................   $ 2,566        $   560
                                                                           =======        =======

   The net deferred tax liability is classified as follows:

     Current liability (asset) .........................................   $ 1,884        $   (48)
     Noncurrent liability ..............................................       682            608
                                                                           -------        -------
                                                                           $ 2,566        $   560
                                                                           =======        =======

30  CMC Industries, Inc. and Subsidiaries

         A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                                 YEAR ENDED JULY 31,
                                                             ---------------------------
                                                             1997        1996       1995
                                                             ----        ----       ----
Statutory federal rate ................................      35.0%       35.0%     (35.0)%
State income tax, net of Federal benefit ..............      (0.1)       54.0        6.6
Credits claimed for research and development ..........        --          --      (67.3)
Other, net ............................................       3.3       (41.5)      (8.3)
                                                             ----       -----     ------
Effective rate ........................................      38.2%       47.5%    (104.0)%
                                                             ====       =====     ======

NOTE 11 -- RELATED PARTY TRANSACTIONS

         Under a manufacturing services agreement, the Company provides manufacturing services to Cortelco on a turnkey basis with prices based on cost plus 8% for telephone products and cost plus 10% for telecommunications systems products. Included in net sales for fiscal 1997, 1996 and 1995 were sales to Cortelco totaling $31,312,000, $38,025,000 and $45,611,000, respectively. Total cost of sales for the periods relating to these sales to Cortelco were $28,807,000, $34,983,000 and $43,205,000, respectively.

         The Company had an agreement in 1996 and 1995 with Cortelco to provide certain products and related support services to customers of Cortelco. The Company was required to pay a commission to Cortelco in the amount of 10% of sales of these products under this agreement. During fiscal 1996 and 1995, the Company incurred $341,000 and $635,000, respectively, in commissions under this agreement.

         The Company continues to provide credit only for manufacturing services sold to Cortelco in the form of trade receivables.

         During fiscal 1994, the Company began manufacturing for a customer that is partially owned by Cortelco. The Company had no sales to this customer in fiscal 1997 and 1996 and approximately $3.0 million in fiscal 1995. At July 31, 1997 and 1996, the Company had no accounts receivable from this customer. Also, during 1995, the Company secured its past due balance from this customer by executing two notes receivable from the customer totaling $3.4 million. Both notes receivable were collected during fiscal 1996.

                                       CMC Industries, Inc. and Subsidiaries  31

         The Cortelco preferred stock is nonvoting, has a liquidation preference of $12.50 per share and entitles the Company to dividends which are non-cumulative until August 1995 and thereafter cumulative at $.75 per share for each year in which Cortelco earns net income of $2 million or more. The Company may, subject to certain restrictions, require Cortelco to redeem the preferred stock, on a pro rata basis, over a five-year period beginning August 1998. The Company recorded the preferred stock at fair value, $5.9 million, based on the discounted cash flow of the redemption requirements. The excess cost basis of the net assets over the fair value of the preferred shares received was recorded as a distribution of capital to the Company's stockholders.

         A director of the Company has an ownership interest in a customer which purchased goods during fiscal 1996 totaling $1,731,000 at a cost of $1,697,000. As of July 31, 1996, the Company had an accounts receivable balance of $491,000 from this customer. During 1997, the Company settled the then outstanding balance of $441,000 with this customer through receipt of Company common stock with a fair value of the same amount.

NOTE 12 -- EMPLOYEE BENEFITS

RETIREMENT BENEFITS

         The Company maintains a defined benefit pension plan (the "Pension Plan") which covers certain hourly employees of CMC Mississippi, Inc. Retirement benefits under the Pension Plan are based on an employee's length of service and a benefit formula based on year of hire. The benefit formula does not include a provision for increases in future compensation levels. Contributions to the Pension Plan are primarily based on the projected unit actuarial cost method. The Pension Plan's assets consist principally of short-term U.S. government instruments and pooled fixed income, debt and equity investment funds with a financial institution. Effective June 1, 1994, the Company terminated the future service payments for employees.

32  CMC Industries, Inc. and Subsidiaries

         The components of net periodic pension cost and related assumptions were as follows (amounts in thousands):


                                                     YEAR ENDED JULY 31,
                                               -------------------------------
                                                1997         1996         1995
                                               -----        -----        -----
Service cost ............................      $  --        $  --        $  --
Interest cost ...........................        582          579          557
Return on plan assets ...................       (785)        (422)        (441)
Net amortization and deferral ...........        270          (65)          17
                                               -----        -----        -----

Net periodic pension expense ............      $  67        $  92        $ 133
                                               =====        =====        =====

Discount rate ...........................       8.25%        8.00%        8.00%
Long-term rate of return ................       8.25%        8.00%        8.00%


The following table sets forth the Pension Plan's status (amounts in thousands):


                                                                JULY 31,
                                                         ----------------------
                                                          1997           1996
                                                         ------         -------
Vested benefit obligation ......................         $6,960         $ 7,312
                                                         ======         =======

Accumulated benefit obligation .................         $7,238         $ 7,655
                                                         ======         =======

Projected benefit obligation ...................         $7,238         $ 7,655
Fair value of plan assets ......................          7,375           7,145
                                                         ------         -------

Funded status ..................................            137            (510)
Unrecognized net loss ..........................            878           1,592
Additional liability recorded ..................             --          (1,592)
                                                         ------         -------

Prepaid (accrued) pension cost .................         $1,015         $  (510)
                                                         ======         =======

                                       CMC Industries, Inc. and Subsidiaries  33

         Statement of Financial Accounting Standards No. 87 ("FAS 87"), Employers' Accounting for Pensions, requires recognition in the balance sheet of a minimum pension liability for underfunded plans. The minimum liability that must be recognized is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized either as an intangible asset, to the extent of unrecognized prior service costs, or a reduction of equity. Pursuant to FAS 87, the Company recorded as of July 31, 1996 an additional liability as shown above with a corresponding reduction, net of deferred tax benefits, in stockholders' equity. Recognition of the additional liability, net of deferred tax benefits, and changes in that amount from year to year are considered noncash financing activities and have been excluded from the statement of cash flows.

         Under FAS 87, the portion of deferred gains and losses in excess of 10% of the projected benefit obligation is amortized as a component of net periodic pension cost. If amortization is required, the period used is the average remaining service period of active employees, which was approximately 13.5 years as of July 31, 1997.

SAVINGS PLAN

         The Company maintains a profit-sharing savings plan (the "Savings Plan") for employees of CMC Industries, Inc. Under the terms of the Savings Plan, employees may contribute from 2% to 16% of compensation and an additional elective amount. Effective June 30, 1994, the Company terminated matching employee contributions. The Company may also elect to make an additional discretionary profit-sharing contribution. Effective January 1, 1996, the Savings Plan eligibility requirements were amended to include all full-time employees. The Company recorded no contributions for fiscal 1997, 1996 and 1995.

         On November 15, 1996, the Stockholders approved the Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each three-month offering period. As of July 31, 1997, there were 250,000 shares of common stock reserved for the ESPP, and there have been no issuances to date. The ESPP operates on a calendar basis with witholdings beginning March 1, 1997. As of July 31, 1997, a liability of $268,000 has been recorded for ESPP withholdings not yet applied towards the purchase of common stock.

34  CMC Industries, Inc. and Subsidiaries

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

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

         The Company is a defendant in several legal actions involving certain matters arising in the normal course of business. Management believes that the aggregate loss, if any, resulting from the final outcome of these proceedings will not be material to the financial position or results of operations of the Company. The Company has accrued $0 and $4,000, as of July 31, 1997 and 1996, respectively, for pending litigation and contingencies.

         In fiscal 1994, the Company incurred a non-recurring charge included in selling, general and administrative expenses of approximately $170,000 related to the costs of environmental clean-up at a former manufacturing site. The Company's original estimate of its cost of the clean-up was approximately $320,000 which was recorded prior to July 1994. In fiscal 1995, an environmental expert concluded that the cost of a full study combined with short and long-term remediation of the site may cost between $3 and $4 million. During fiscal 1996, the Company was excluded as a potentially responsible party ("PRP") by the State of Tennessee's Department of Environment and Conservation in relation to the former facility; however, Alcatel, Inc., a PRP named by the State of Tennessee's Department of Environment and Conservation and a former owner of the Company, is seeking indemnification from the Company. Management believes Alcatel's assertion to be without merit and has responded as such. As of July 31, 1997, no claims have been filed by Alcatel.

                                       CMC Industries, Inc. and Subsidiaries  35


                                               REPORT OF INDEPENDENT ACCOUNTANTS

                                                         [PRICE WATERHOUSE LOGO]




To the Board of Directors
  and Stockholders of CMC Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CMC Industries, Inc. and its subsidiaries at July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICE WATERHOUSE LLP

Memphis, Tennessee
August 25, 1997