Form 10-K, Exhibit 13
period 1998-07-31
CMC INDUSTRIES INC
filed 1998-10-29
CIK 913270

                                                                    EXHIBIT 13.1

8 CMC Industries, Inc. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL DATA

    The following table summarizes certain selected consolidated financial data which should be read in conjunction with the Company's consolidated financial statements and related notes and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected consolidated financial data as of July 31, 1998 and 1997, and for each of the years in the three-year period ended July 31, 1998, have been derived from, and are qualified by reference to, audited financial statements included elsewhere herein.

                                                                  Years Ended July 31,
                                            ------------------------------------------------------------------
                                              1998          1997          1996          1995            1994
                                            --------      --------      --------      ---------       --------
Historical Income Statement Data:
Net sales ............................      $301,955      $214,485      $164,711      $ 144,303       $163,779
Cost of sales ........................       283,828       201,081       153,956        136,691        150,793
                                            --------      --------      --------      ---------       --------
Gross profit .........................        18,127        13,404        10,755          7,612         12,986
Selling, general
     and administrative expenses .....        12,697         9,454         8,251          7,062          6,168
Restructuring charge .................            --            --           792             --             --
Research and development expenses ....            --            --            --             --             --
                                            --------      --------      --------      ---------       --------

Operating income .....................         5,430         3,950         1,712            550          6,818
Interest expense, net ................         1,384         1,350         1,512          1,561          1,386
Interest income from sales-type leases            --            --            --             --             --
                                            --------      --------      --------      ---------       --------
Income (loss) before income taxes ....         4,046         2,600           200         (1,011)         5,432
Income tax provision (benefit) .......         1,515           994            95         (1,051)         2,056
                                            --------      --------      --------      ---------       --------
Net income ...........................      $  2,531      $  1,606      $    105      $      40       $  3,376
                                            ========      ========      ========      =========       ========

Net income per share (1)
     Basic ...........................      $   0.35      $   0.24      $   0.02      $    0.01       $   0.63
                                            ========      ========      ========      =========       ========
     Diluted .........................      $   0.34      $   0.22      $   0.02      $    0.01       $   0.60
                                            ========      ========      ========      =========       ========

Weighted average shares (1)
     Basic ...........................         7,205         6,757         6,235          6,087          5,348
     Diluted .........................         7,553         7,167         6,449          6,253          5,664

Historical Balance Sheet Data:
Working capital ......................      $ 15,591      $ 20,635      $ 20,914      $  21,739       $ 19,862
Total assets .........................        94,605        96,543        67,434         65,963         66,426
Long-term debt
   and capital lease obligations .....         2,268         4,390         6,261          6,341          5,545

-------------------

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

     The Company offers contract manufacturing services to its customers on both a turnkey and consignment basis, with over 90% of the Company's net sales in fiscal 1998 derived from turnkey projects. On turnkey contracts, the Company both procures the components and other supplies and provides full manufacturing services. On consignment contracts, the customer provides the components and other supplies to the Company, and the Company charges only for labor and overhead; thus, sales volumes per assembly are generally lower and the gross margins are generally higher on consignment contracts since the Company does not procure materials for the assembly.

     Set forth below are analyses of the Company's results of operations for the fiscal years ended July 31, 1998, 1997 and 1996. Results of operations for the years ended July 31, 1998 and 1997 are discussed together in the section immediately below, followed by a discussion of results for the years ended July 31, 1997 and 1996.


RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 1998 VERSUS 1997

     Total net sales for fiscal 1998 were $302.0 million, up 41% from $214.5 million for fiscal 1997. Approximately $174.0 million, or 58% of the Company's sales in fiscal 1998 were to customers from the communications
(telecommunications and data networking) industry as compared to $143.1 million, or 67%, in fiscal 1997.

     As previously announced, the Company's manufacturing relationship with Micron Electronics, Inc. ("Micron"), the Company's largest customer from the computer industry in both fiscal 1998 and fiscal 1997, was discontinued at the end of the second quarter of fiscal 1998. Sales to Micron were $71.4 million and $45.4 million in fiscal 1998 and 1997, respectively. When compared to the prior fiscal year, sales to customers other than Micron increased by 36% (to $230.6 million from $169.1 million). This increase was accomplished with sales to new customers and increased sales to certain existing customers. The Company initiated business in fiscal 1998 with Midway Games, Inc. (formerly known as Williams Electronics) and Premisys Communications, Inc. and began shipments late in the third quarter of fiscal 1998 under a new turnkey contract with Diamond Multimedia Systems, Inc. ("Diamond"), an existing customer previously served only on a consignment basis. The Company is currently recognizing revenues from Diamond at an annualized rate of approximately $50 million, which is less than originally expected. The Company also began shipments in the first quarter of fiscal 1999 under a recently awarded full turnkey contract with Next Level Communications. This paragraph contains forward-looking statements and readers are urged to consider the "Factors that May Affect the Company" in this regard.

10 CMC Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

     Gross profit for fiscal 1998 was $18.1 million or 6.0% of net sales, as compared to $13.4 million or 6.2% of net sales for fiscal 1997. The decrease in gross profit as a percentage of sales in fiscal 1998 when compared to the prior fiscal year was principally due to a change in product mix, with the costs of materials as a percentage of total costs of goods sold increasing in the current fiscal year when compared to the prior fiscal year. Since the markup on the costs of materials is typically less than the markup on the costs of conversion (including labor and overhead), gross profit as a percentage of sales usually declines as the materials portion of total costs increases. Gross profit was also adversely affected in fiscal 1997 by the effect of a $989,000 write-off of certain inventory balances.

     Selling, general and administrative expenses were $12.7 million or 4.2% of net sales in fiscal 1998, as compared to $9.5 million or 4.4% of net sales for fiscal 1997. Included in the fiscal 1998 expenses were $1.3 million of costs for defense and settlement of certain claims of age discrimination resulting from a September 1995 reduction in force. Without admitting any liability, the Company has agreed to enter into a Conciliation Agreement with the EEOC to settle claims related to this matter and limit future litigation costs. Although other selling, general and administrative expenses decreased as a percentage of net sales, such expenses increased in absolute dollars in fiscal 1998 primarily due to additions to the Company's sales force and management team, expenses incurred to expand and upgrade information systems and an increase in selling expenses directly associated with the higher sales levels.

     Net interest expense for both fiscal 1997 and fiscal 1998 was approximately $1.4 million. Most of the Company's debt bears interest at variable rates which were lower, on average, in fiscal 1998 than in fiscal 1997; however, the impact of the reduced rates was substantially offset by higher average debt balances in fiscal 1998 compared to fiscal 1997. See "Liquidity and Capital Resources."

     The Company's effective tax rate was approximately 37.4% for fiscal year 1998 and 38.2% for fiscal year 1997. The effective income tax rates approximate the blended U.S. and state statutory rates.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 1997 VERSUS 1996

     Total net sales for fiscal 1997 were $214.5 million, up 30% from $164.7 million for fiscal 1996. Sales to Micron, a new box build customer serving the computer market, accounted for $45.4 million, or 21% of the Company's revenues in fiscal 1997. The Company initiated business with Micron in the second quarter of fiscal 1997. Approximately $143.1 million, or 67% of the Company's sales in fiscal 1997 were to customers from the communications (telecommunications and data networking) industry as compared to $107.8 million, or 66%, in fiscal 1996. Revenue growth in the communications segment was accomplished in fiscal 1997 with sales to new customers and increased sales to certain existing customers.

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

QUARTERLY RESULTS

     The following table contains selected unaudited consolidated financial results for each of the four fiscal quarters for fiscal 1997 and 1998.


                                         Year Ended July 31, 1997                        Year Ended July 31, 1998
                            ---------------------------------------------    ------------------------------------------
(In Thousands)                               Quarter Ended                                   Quarter Ended
                            ---------------------------------------------    ------------------------------------------
                               October 31 January 31   April 30   July 31    October 31 January 31  April 30    July 31
Net sales                       $41,941    $56,332    $54,369    $ 61,843     $90,626    $88,431    $58,565    $ 64,333
Gross profit                      3,500      3,936      3,679       2,289       5,558      5,505      3,969       3,095
Selling, general and
     administrative expenses      1,995      2,200      2,410       2,849       3,099      3,182      2,731       3,685
Operating income (loss)           1,505      1,736      1,269        (560)      2,459      2,323      1,238        (590)
Interest expense, net               319        288        384         359         395        357        311         321
Net income (loss)                   736        900        550        (580)      1,290      1,229        580        (568)

                                                             AS A PERCENTAGE OF SALES
---------------------------------------------------------------------------------------------------------------
Net sales                         100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%
Gross profit                        8.3       7.0       6.8       3.7        6.1       6.2       6.8       4.8
Selling, general and
     administrative expenses        4.8       3.9       4.4       4.6        3.4       3.6       4.7       5.7
Operating income (loss)             3.6       3.1       2.3      (0.9)       2.7       2.6       2.1      (0.9)
Interest expense, net               0.8       0.5       0.7       0.6        0.4       0.4       0.5       0.5
Net income (loss)                   1.8       1.6       1.0      (0.9)       1.4       1.4       1.0      (0.9)

12 CMC Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

     The Company's quarterly operating results have fluctuated due to a number of factors, including the mix of manufacturing projects, capacity utilization, price competition, the timing of orders from major customers, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, costs associated with the commencement of new turnkey or consignment manufacturing projects, increased cost and shortages of turnkey manufacturing components or qualified labor, and economic conditions generally and within the telecommunications, data networking and computer industries. The Company's gross margin was adversely impacted in the fourth quarter of fiscal 1997 by a pre-tax charge of $989,000 taken by the Company to write off remaining inventory balances relating to certain customers. See "Results of Operations for the Year Ended July 31, 1997 versus 1996."

     The Company's operating income was adversely impacted in the fourth quarter of 1998 by a pre-tax charge of $975,000 to settle certain claims of age discrimination resulting from a September 1995 reduction in force. This charge is in addition to approximately $300,000 of legal costs incurred during the year to defend the Company's position. Without admitting any liability, the Company has agreed to enter into a Conciliation Agreement with the EEOC to settle claims related to this matter and limit future litigation costs. See "Results of Operations for the Year Ended July 31, 1998 versus 1997."

     During the first and second quarters of fiscal 1998, the Company experienced an increase in sales to Micron and certain other products for which demand would typically increase during the holiday buying season. The manufacturing relationship with Micron has been discontinued and there can be no assurance, with respect to other products and services provided by the Company, that any seasonal trend resulting in revenues and operating profit being the highest in the first two quarters of the fiscal year will continue in future fiscal years, or that if it does continue, it will not be offset by a decrease in sales and operating profits of other products.

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

FACTORS THAT MAY AFFECT THE COMPANY

     Potential Fluctuations in Operating Results. The Company's operating results are affected by a number of factors, including the timing and mix of manufacturing projects, capacity utilization, price competition, the degree of automation that can be used in the assembly process, the efficiencies that can be achieved by the Company in managing inventories and fixed assets, the timing of orders from customers, fluctuations in demand for customer products, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, increased costs and shortages of components or labor and economic conditions generally. All of these factors can cause substantial fluctuations in the Company's operating results. The Company's expenditures (including, but not limited to, equipment, inventory and labor) are based, in part, on its expectations as to future revenues and, to a large extent, are fixed in the short term. Accordingly, the Company has in the past and may in the future be unable to adjust spending in a timely manner to compensate

                                        CMC Industries, Inc. and Subsidiaries 13

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                           AND RESULTS OF OPERATIONS (Continued)

for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay or cancellation of customer orders could have an almost immediate material adverse effect on the Company's operating results. As a result, it is possible that in some future period, the Company's operating results could fail to meet the expectations of public market analysts or investors. In such events, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the trading price of Company's Common Stock could drop significantly.

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

     Customer Concentration; Dependence on Industry Trends. A small number of customers are currently responsible for a significant portion of the Company's net sales. In the fiscal years ended July 31, 1998, 1997 and 1996, the Company's four largest customers in such periods accounted for approximately 56%, 61% and 63%, respectively, of consolidated net sales. Sales to Micron Electronics, Inc. accounted for approximately 24% and 21% of the Company's revenues for the fiscal years ended July 31, 1998 and July 31, 1997, respectively. As previously disclosed, the relationship with Micron has been discontinued and the Company's business and results of operations may be materially adversely affected by such loss in future quarters. Any other material delay, cancellation or reduction of orders from these or other customers could have a material adverse effect on the Company's results of operations.

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

     Management of Growth. There can be no assurance that the Company will successfully manage the integration of new business and the growth, if any, of the Company's operations. In addition, the Company may experience certain inefficiencies as it manages geographically dispersed operations. The Company has made a significant investment to expand manufacturing operations into Mexico. There can be no assurance that volumes of orders will be sufficient to fully recover this investment. Should the Company increase its expenditures in anticipation of a future level of sales that does not materialize, its results of operations could be materially adversely affected. On occasion, customers may require rapid increases in production which can place an excessive burden on the Company's resources. There can be no assurance that the Company will be capable of meeting the demands placed upon the Company's resources by these or any other customers.

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company's bank credit facility is comprised of a revolving credit line of $25.0 million, a $6.0 million term loan amortizing over fifty-six months beginning in October 1996 and a $3.8 million equipment line. The loan agreement contains financial covenants related to the Company's net worth and debt service coverage and restricts capital expenditures. At July 31, 1998, total borrowings under this facility were $18.1 million under the revolving credit line and $3.6 million under the term loan.

     The Company leases certain manufacturing facilities and equipment using both capital and operating lease arrangements. At July 31, 1998, future minimum lease payments under the noncancelable portion of lease agreements were $21.7 million, of which $7.8 million is scheduled for payment in fiscal 1999.

     In January 1998, the Company completed a private placement of an aggregate of 500,000 shares of its Common Stock, raising approximately $3.6 million. The purpose of the offering was principally to provide the Company additional financial flexibility to take advantage of business opportunities as they arise.

     The Company's cash and cash equivalents increased from $4.3 million to $5.3 million during the year ended July 31, 1998. Cash from operations was provided by net income before depreciation and amortization of $4.8 million, a decrease in inventories of $9.6 million, a decrease in accounts receivable of $3.3 million and an increase in accrued expenses, deferred taxes and other current liabilities of $2.0 million which was offset by a decrease in accounts payable of $14.6 million, an increase in other assets of $1.6 million and capitalized start-up costs of $1.2 million.

     The Company used cash of $9.5 million in investing activities during fiscal 1998 including $6.4 million in payments associated with the purchase of a 4.4-acre tract of land in Hermosillo, Mexico and the construction and start-up of the Company's new facility at that site. The Company also expended $3.1 million for other equipment acquisitions and facility leasehold improvements.

     Cash flow from financing activities during fiscal 1998 totaled $8.2 million, net of $1.7 million used to pay long-term debt and capital lease obligations. During the year, cash of $5.3 million was provided by increased borrowings under the Company's revolving credit line and $3.6 million from the private equity placement described above. During fiscal 1998, approximately 78,000 shares of the Company's Common Stock were issued pursuant to the Company's Employee Stock Purchase Plan, resulting in net proceeds to the Company of $608,000. Also during the fiscal year, options to purchase approximately 85,000 shares of the Company's Common Stock were exercised, resulting in net proceeds to the Company of $342,000.

16 CMC Industries, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

     In July 1998, the Company converted certain older accounts receivable from Cortelco totaling $2.0 million into a note receivable. Under the terms of the note, Cortelco agrees to pay the balance over a three-year term with monthly payments of $50,000 plus interest and a final installment of $200,000 due at the end of the three-year period. Interest accrues on the note at a rate of 9.0% per annum. The Company continues to provide credit for manufacturing services sold to Cortelco in the form of trade receivables.

     The Company's needs for financing in the next twelve months may include increases in working capital to support sales growth, if any, and expansion of capacity (plant and equipment). The Company plans to complete the construction of its new 110,000 square foot manufacturing plant in Hermosillo, Mexico in the first quarter of fiscal 1999. The Company estimates that the total additional cost to complete this project will be approximately $800,000 (although there can be no assurance as to what the actual cost will in fact be) and expects to finance the remaining costs of this project and to meet its other short-term liquidity requirements generally through net cash provided by operations, vendor credit terms, operating lease arrangements and short-term borrowings under its lines-of-credit. The Company from time to time evaluates possible business acquisitions, facility additions and expansion of surface mount and BGA technology capabilities. The Company may seek additional financing as needed to pursue growth opportunities, including any expansion of capacity; however, there can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's manufacturing equipment, computer programs or computer hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to operate equipment, process transactions, send invoices, or engage in similar normal business activities.

     Based on recent assessments, the Company determined that it will be required to modify or replace only insignificant portions of hardware and software so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with minor modifications of existing hardware and software, the Year 2000 Issue can be mitigated.

     The Company's plan to resolve the Year 2000 Issue involves four phases; assessment, remediation, testing and implementation. To date the Company has fully completed its assessment of all material systems that could be affected by the Year 2000 Issue. The completed assessment indicated that most of the Company's significant information technology systems and software and hardware used in manufacturing equipment (hereafter also referred to as operating equipment) would not be materially affected. Further, the Company does not conduct a significant portion of its vendor purchase transactions through systems that interface directly with suppliers.

     For its information technology exposures, the Company believes that it has completed a substantial portion of the remediation phase for all material systems and is scheduled to complete software reprogramming and replacement by November 30, 1998. After completing the reprogramming and replacement

                                       CMC Industries, Inc. and Subsidiaries  17

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                           AND RESULTS OF OPERATIONS (Continued)

of software, the Company's plans call for testing and implementing its information technology systems. To date, the Company has completed approximately one-half of its testing and has implemented approximately one-half of its remediated systems. The Company has currently scheduled the testing phase to be complete by December 31, 1998, with all remediated systems fully implemented by January 31, 1999; however, there can be no assurance that such schedules will be met.

     For its operating equipment exposures, the Company believes that it has completed in excess of one-half of the remediation phase of the resolution process. Testing of this equipment is more difficult than its information technology systems and the Company is in the early stages of this task. The Company is scheduled to complete its remediation efforts by November 30, 1998, and testing and implementation of affected equipment by March 31, 1999; however, there can be no assurance that such schedules will be met.

     With respect to third parties, the Company currently has no material systems that interface directly with significant vendors. The Company plans to query its important suppliers regarding Year 2000 readiness but to date is not aware of any problems that would materially impact results of operations, liquidity or capital resources. However, the Company has no means of ensuring that these third parties will be Year 2000 ready and any inability of those parties to complete their Year 2000 resolution process could materially impact the Company.

     The Company will primarily utilize internal resources to reprogram, to replace, test and implement, as needed, the software and operating equipment for Year 2000 modifications. The total cost of the Year 2000 project is not expected to materially affect the Company's business or results of operations. However, there can be no guarantee that unexpected events will not occur and actual results could be materially adversely affected. Specific factors that might cause such material adverse effects include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     The Accounting Standards Executive Committee has issued Statement of Position ("SOP") 98-5, Reporting on the Costs and Start-up Activities, effective for fiscal years beginning after December 15, 1998 (fiscal 2000 for the Company). SOP 98-5 requires the costs of start-up activities and organization costs to be expensed as incurred. In fiscal 1998, the Company capitalized $1.2 million of start-up costs incurred to begin manufacturing operations in Hermosillo, Mexico. The Company plans to amortize 20%, or $240,000, in fiscal 1999 and expense the balance of $960,000 in fiscal 2000 upon adoption of SOP 98-5.

18 CMC Industries, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

                                                                                    July 31,
                                                                              -----------------------
                                                                               1998             1997
                                                                              ------           ------
                                     ASSETS
Current assets
Cash and cash equivalents ..............................................      $  5,281       $  4,298
Trade accounts receivable, less allowance for doubtful accounts
     of $82 and $75, respectively ......................................        31,282         32,533
Accounts and notes receivable from affiliates ..........................         5,678          9,186
Inventories ............................................................        20,275         29,900
Other current assets ...................................................         2,000          1,196
                                                                              --------       --------
Total current assets ...................................................        64,516         77,113
Property, plant and equipment, net .....................................        18,790         11,498
Investment in preferred stock of affiliate .............................         5,884          5,884
Note receivable from affiliate .........................................         1,400             --
Goodwill, net of accumulated amortization of $285 and $233,
     respectively ......................................................           718            770
Other assets ...........................................................         3,297          1,278
                                                                              --------       --------
                                                                              $ 94,605       $ 96,543
                                                                              ========       ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Notes payable under lines of credit ....................................      $ 18,111       $ 12,792
Current portion of capital lease obligations ...........................           846            428
Current portion of long-term debt ......................................         1,300          1,300
Trade accounts payable .................................................        21,365         35,936
Accrued compensation and related benefits ..............................         1,941          2,284
Accrued expenses and other current liabilities .........................         4,591          1,854
Deferred tax liabilities ...............................................           769          1,884
                                                                              --------       --------
     Total current liabilities .........................................        48,923         56,478
Capital lease obligations ..............................................            10            832
Long-term debt .........................................................         2,258          3,558
Other noncurrent liabilities ...........................................           105            149
Deferred tax liabilities ...............................................         1,364            682
                                                                              --------       --------
     Total liabilities .................................................        52,660         61,699
                                                                              --------       --------
Commitments and contingencies (Notes 6 and 14)

Stockholders' equity
Common stock, $.01 par value; 15,000,000 shares authorized;
     7,554,816 and 6,892,211 shares issued and outstanding,
     respectively ......................................................            76             69
Additional paid-in capital .............................................        36,157         31,594
Treasury stock (42,500 shares at cost) .................................          (441)          (441)
Retained earnings ......................................................         6,153          3,622
                                                                              --------       --------
Total stockholders' equity .............................................        41,945         34,844
                                                                              --------       --------
                                                                              $ 94,605       $ 96,543
                                                                              ========       ========


The accompanying notes are an integral part of these financial statements.

                                        CMC Industries, Inc. and Subsidiaries 19

                                               CONSOLIDATED STATEMENTS OF INCOME
                                           (In thousands, except per share data)

                                                          Year Ended July 31,
                                                  ------------------------------------
                                                    1998          1997          1996
                                                  --------      --------      --------
Net sales
     Non-affiliates ........................      $275,519      $183,173      $126,686
     Affiliates ............................        26,436        31,312        38,025
                                                  --------      --------      --------
Total net sales ............................       301,955       214,485       164,711
                                                  --------      --------      --------
Cost of sales
     Non-affiliates ........................       259,507       172,274       118,973
     Affiliates ............................        24,321        28,807        34,983
                                                  --------      --------      --------
Total cost of sales ........................       283,828       201,081       153,956
                                                  --------      --------      --------
Gross profit ...............................        18,127        13,404        10,755
Selling, general and administrative expenses        12,697         9,454         8,251
Restructuring charge .......................            --            --           792
                                                  --------      --------      --------
Operating income ...........................         5,430         3,950         1,712
Interest expense ...........................         1,384         1,350         1,512
                                                  --------      --------      --------
Income before income taxes .................         4,046         2,600           200
Income tax provision .......................         1,515           994            95


Net income .................................      $  2,531      $  1,606      $    105
                                                  ========      ========      ========
Net income per share
     Basic .................................      $   0.35      $   0.24      $   0.02
                                                  ========      ========      ========
     Diluted ...............................      $   0.34      $   0.22      $   0.02
                                                  ========      ========      ========
Weighted average shares outstanding
     Basic .................................         7,205         6,757         6,235
                                                  ========      ========      ========
     Diluted ...............................         7,553         7,167         6,449
                                                  ========      ========      ========







The accompanying notes are an integral part of these financial statements.

20 CMC Industries, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

                                    Common                       Retained      Treasury
                                    Shares          Capital      Earnings       Stock         Other        Total
                                   ---------       ---------     --------     ---------       -----       -------

Balance, July 31,1995 ......       6,097,902       $ 27,360       $1,911        $  --         $(933)      $28,338

Net income .................             105            105
Issuance of shares .........         436,037          2,364        2,364
Issuance of warrants .......              44             44
Exercise of stock options ..         128,840            314          314
Minimum pension liability ..             (63)           (63)
                                   ---------        -------       ------        -----         ------      -------
Balance, July 31, 1996 .....       6,662,779         30,082        2,016           --          (996)       31,102

Net income .................           1,606          1,606
Exercise of warrants .......         168,963          1,267        1,267
Exercise of stock options ..          60,469            314          314
Minimum pension liability ..             996            996
Purchase of treasury stock .            (441)          (441)
                                   ---------        -------       ------        -----         ------      -------
Balance, July 31, 1997 .....       6,892,211         31,663        3,622         (441)           --        34,844

Net income .................           2,531          2,531
Exercise of stock options ..          84,580            342          342
Employee stock purchase plan          78,025            608          608
Private placement ..........         500,000          3,620        3,620
                                   ---------       --------       ------        -----         ------      -------
Balance, July 31, 1998 .....       7,554,816       $ 36,233       $6,153        $(441)        $   --      $41,945
                                   =========       ========       ======        =====         ======      =======

The accompanying notes are an integral part of these financial statements.

                                        CMC Industries, Inc. and Subsidiaries 21

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                  (In thousands)


                                                                                         Year Ended July 31,
                                                                                --------------------------------------
                                                                                 1998            1997           1996
                                                                                --------       --------       --------
Cash flows from operating activities:
   Net income ............................................................      $  2,531       $  1,606       $   105
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Deferred income taxes .............................................          (433)         1,409          (718)
       Depreciation and amortization .....................................         2,235          1,805         1,746
       (Gain) loss on disposition of assets ..............................            (9)            --            10
       Bad debt expense ..................................................            20             --            --
       Changes in assets and liabilities:
         Receivables .....................................................         3,339        (17,087)         (914)
         Inventories .....................................................         9,625         (8,682)        4,788
         Other assets ....................................................        (2,823)          (842)        1,379
         Trade accounts payable ..........................................       (14,571)        20,399         2,246
         Accrued expenses and other
           current liabilities ...........................................         2,394           (614)          693
         Other liabilities ...............................................           (44)            15          (166)
                                                                                --------       --------       -------

   Net cash provided by (used in) operating activities ...................         2,264         (1,991)        9,169
                                                                                --------       --------       -------


Cash flows from investing activities:
       Capital expenditures ..............................................        (9,504)        (2,388)       (5,669)
       Proceeds from disposition of assets ...............................            38             --           126
                                                                                --------       --------       -------

   Net cash used in investing activities .................................        (9,466)        (2,388)       (5,543)
                                                                                --------       --------       -------


Cash flows from financing activities:
       Net borrowings (repayments)
         under lines of credit ...........................................         5,319          5,966        (3,477)
       Proceeds from longterm debt .......................................            --             --         1,596
       Principal payments on longterm debt ...............................        (1,300)        (1,300)       (1,347)
       Principal payments on capital leases ..............................          (404)          (547)         (232)
       Proceeds from exercise of stock options and
         issuance of stock and warrants ..................................         3,962          1,581         2,722
       Proceeds from employee stock purchase plan ........................           608             --            --
                                                                                --------       --------       -------
   Net cash provided by (used in) financing activities ...................         8,185          5,700          (738)
                                                                                --------       --------       -------
   Net increase in cash and cash equivalents .............................           983          1,321         2,888
                                                                                --------       --------       -------
   Cash and cash equivalents
       Beginning of year .................................................         4,298          2,977            89
                                                                                --------       --------       -------

       End of year .......................................................      $  5,281       $  4,298       $ 2,977
                                                                                ========       ========       =======

Supplemental Information:
   Income taxes paid (refunded) ..........................................      $    628       $   (206)      $   488
   Interest paid .........................................................      $  1,368       $  1,360       $ 1,697

The accompanying notes are an integral part of these financial statements

22 CMC Industries, Inc. and Subsidiaries

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

Cash and cash equivalents

         Cash on hand and in banks, together with other highly liquid investments with original maturities of three months or less, are classified as cash equivalents.

Revenue recognition

         In addition to providing contract manufacturing services on a turnkey basis, the Company performs assembly services on a consignment basis where the customer typically procures the components used in the process. The Company recognizes revenue upon shipment for both turnkey and consignment contracts.

Inventories

         Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for 100% and approximately 77% of inventories as of July 31, 1998 and 1997, respectively.

Property, plant and equipment

         Property, plant and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation using the straightline method for financial reporting purposes and accelerated methods for income tax reporting purposes.

                                    CMC Industries, Inc. and Subsidiaries     23

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)


Goodwill

         The excess of purchase price over net tangible assets of businesses acquired is carried as goodwill. The Company amortizes such amounts on a straight-line basis over a twenty-year period. The Company recorded amortization expense of $52,000 for years ended July 31, 1998, 1997 and 1996, respectively, related to the purchase of a subsidiary in fiscal 1994.

Impairment of long-lived assets

         At each balance sheet date, the Company assesses whether there has been an impairment in the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceeds its net book value as of the assessment date. At July 31, 1998, there were no impairments of the Company's assets.

Deferred loan costs

         Loan origination fees paid in connection with new borrowings are amortized using a method which approximates the effective rate method over the terms of the related borrowing. Amortization is included in interest expense.

Preoperating costs

         Preoperating and start-up costs incurred in connection with the construction and preparation of the Company's new Mexico manufacturing facility have been capitalized and will be amortized over a five-year period. Capitalized preoperating and start-up costs included in other assets total $1,200,000 as of July 31, 1998.

         In 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-up Activities. This SOP is effective for the Company in fiscal 2000 and requires companies to expense such costs as incurred. Pursuant to this SOP, the Company will be required to expense the remaining unamortized balance of the aforementioned cost in the first quarter of fiscal 2000.

Medical care and disability benefit plans

         The Company is self-insured with respect to certain medical care and disability benefit plans for 70% of employees. The costs for such plans are charged against earnings in the period incurred. The liability for health care claims was $447,000 and $397,000 as of July 31, 1998 and 1997, respectively, and the related expense incurred was $2,847,048, $3,331,000 and $3,078,000 for the years ended July 31, 1998, 1997 and 1996, respectively. The Company does not provide benefits under these plans to retired employees.

Translation of foreign currencies

         The functional currency of the Mexico operation is the U.S. dollar. Foreign currency gains and losses associated with Mexico operations are included in determining net income. As of July 31, 1998, the operation was in the start-up mode and had not incurred any such transaction gains or losses.

Income taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109 ("FAS 109"), Accounting for Income Taxes. FAS 109 is an asset and liability approach that requires

24     CMC Industries, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

Net income per share

         Net income per share is calculated in accordance with SFAS No. 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (see Note 12).

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

Presentation

         Certain fiscal 1997 and 1996 balances have been reclassified to conform to the current year presentation.


NOTE 3 -- MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS

         A substantial portion of the Company's sales are generated from contract manufacturing agreements with domestic OEMs and from sales to domestic distributors of telecommunication products. Sales and related accounts receivable attributable to customers representing 10% or more of total net sales are as follows (in millions):


                              Net Sales                   Receivable at
                         Year Ended July 31,                 July 31,
                    -----------------------------      --------------------
                      1998       1997      1996         1998          1997
                    -------    -------    -------      -------      -------
Micron .........    $  71.4    $  45.4    $    --      $    --      $   6.5
Global Village..       32.8       29.6       21.3          4.4          8.2
Reltec .........       36.4       24.2        3.7          5.7          4.3

         The Company's credit risk principally relates to trade accounts receivable and receivables from Cortelco, a related party. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

                                    CMC Industries, Inc. and Subsidiaries     25

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)

NOTE 4 -- INVENTORIES

         Inventories consist of the following (in thousands):


                                                  July 31,
                                            --------------------
                                              1998        1997
                                            -------      -------
Raw materials and purchased components      $17,868      $26,205
Work-in-process ......................        1,637        2,874
Finished goods .......................          770          821
                                            -------      -------
                                            $20,275      $29,900
                                            =======      =======

         The carrying value of inventories at July 31, 1998 and 1997 approximated replacement cost.


NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

         The components and useful lives of property, plant and equipment are as follows (in thousands):


                                                          July 31,
                                     Useful life    ----------------------
                                       (years)        1998           1997
                                     -----------    --------       -------

     Machinery and equipment ..        3 -10        $ 17,269       $15,992
     Building .................          30            4,622            --
     Furniture and fixtures ...        5 -15           2,933         1,465
     Leasehold improvements ...          5             1,575           484
     Computer software ........          5                --           457
     Construction in progress .                          151            56
     Land .....................                          798            --
                                                    --------       -------
                                                      27,348        18,454
     Less - Accumulated depreciation                 (8,558)        (6,956)
                                                    --------       -------
                                                    $ 18,790       $11,498
                                                    ========       =======

         During fiscal 1998, the Company acquired fixed assets totaling $6,395,000 for its operation in Mexico. Depreciation expense was $2,183,000, $1,753,000 and $1,694,000 for fiscal 1998, 1997 and 1996, respectively.
Property, plant and equipment include assets under capital leases with a cost of $1,595,000 as of July 31, 1998 and 1997 and accumulated amortization of $560,000 and $400,000 as of July 31, 1998 and 1997, respectively.


NOTE 6 -- BUILDINGS AND EQUIPMENT UNDER LEASE

The Company leases its primary manufacturing facility and certain equipment and computer software under capital leases. Certain office, warehouse, other manufacturing facilities and equipment are leased under operating leases. These lease agreements generally include renewal options at varying terms. Future minimum lease payments under the noncancelable portion of capital and operating leases at July 31, 1998 are as follows (in thousands):

26     CMC Industries, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


                                                                            Operating  Capital
Fiscal Year                                                                   Leases   Leases
----------------------------------------------                              ---------  -------
1999..........................................                              $   6,981   $852
2000..........................................                                  5,562      5
2001..........................................                                  3,675      5
2002..........................................                                  2,652      5
2003..........................................                                  1,958      5
                                                                            ---------   ----
Future minimum lease payments.................                              $  20,828    872
                                                                            =========
Less - Amount representing interest...........                                            16

Present value of future minimum lease payments                                           856
Less - Current portion........................                                           846
                                                                                        ----
Long - term portion...........................                                          $ 10
                                                                                        ====

         Rent expense relating to operating leases totaled approximately $5,428,000, $3,450,000 and $1,555,000 for fiscal 1998, 1997 and 1996 respectively. The capital lease payments due in 1999 include balloon payments related to two equipment leases. The Company has the option to renew the leases for an additional year with payments totaling $43,000 per month. The Company intends to exercise the renewal option.


NOTE 7 -- BORROWINGS

         On September 26, 1996, the Company entered into a Loan and Security Agreement with a financial institution which provides the Company with a total credit facility of $35 million including the following:

         - Revolving credit facility totaling $25 million including letters of credit, bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement). The Company had $18.1 million and $12.8 million outstanding at weighted average interest rates of 8.0% and 8.6% at July 31, 1998 and 1997, respectively.

         - Term loan totaling $6 million, payable in 55 monthly installments of $108,333 and a final installment of $91,667, commencing October 1, 1996, and bearing interest, at the Company's option, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement). At July 31, 1998, the Company had outstanding $3.6 million at an average interest rate of 7.74%. At July 31, 1997, the Company had outstanding $4.9 million at an average interest rate of 8.43%.

         - Commitment to lend up to $3.8 million for machinery and equipment purchases in the form of installment loans, bearing interest, at the Company's options, at either the prime lending rate or an Adjusted Eurodollar Rate (as defined in the Credit Agreement).

         Outstanding borrowings under this financing arrangement are secured primarily by the Company's accounts receivable, inventories, machinery and equipment. This financing arrangement expires in October 1998.

                                    CMC Industries, Inc. and Subsidiaries     27
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)

         The Loan and Security Agreement contains certain restrictive covenants which limit the activities of the Company with respect to, among other things, mergers and acquisitions, additional borrowings and leases, investments and the payment of dividends. The Loan and Security Agreement includes the following financial covenants:

         - to maintain minimum tangible net worth of an agreed upon amount on a consolidated basis;

         - to not permit the ratio of total liabilities to stockholders' equity to exceed an agreed upon amount;

         -        to limit capital expenditures to agreed upon levels;

         - to maintain debt service coverage ratio, as defined, of an agreed upon level.

Maturities of long-term debt

         The aggregate annual maturities of long-term debt are as follows (amounts in thousands):

                  1999...............................      $1,300
                  2000...............................       1,300
                  2001...............................         958


NOTE 8 -- CAPITAL STOCK

Private Placement

         In 1998, the Company issued 500,000 shares of stock to two members of the board of directors in a private placement. Proceeds from the issuance totaled $3,620,000. The purchase price equaled the fair market value of the stock issued.

Recapitalization

         On May 16, 1996, the Company issued 436,037 shares of common stock with detachable warrants that entitle the holders to purchase 168,963 shares of common stock at a price of $7.50 per share. The total proceeds for the shares and warrants issued were $2,464,000 and $44,000, respectively. Due to the Company meeting specified levels of financial performance, the warrants were called during fiscal 1997. Total proceeds from the exercise of the warrants were $1.3 million.

Stock purchase plan

         On November 15, 1996, the Stockholders' approved the Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the right to purchase common stock on a semi-annual basis at the lower of 85% of the market price at the beginning or end of each offering period. As of July 31, 1998, there were 483,197 shares of common stock reserved for the ESPP. During fiscal 1998, employees purchased 78,025 shares under the ESPP. As of July 31, 1998, a liability of $302,408 has been recorded for ESPP withholdings not yet applied towards the purchase of common stock.

28     CMC Industries, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

STOCK OPTION PLAN

         The Company's board of directors has authorized 1,900,104 shares of the Company's common stock for issuance in connection with a stock option plan. The stock option plan provides for the granting of options to purchase shares of the Company's common stock at not less than 85% of fair market value on the date of grant. The plan is designed to allow for granting incentive stock options, nonstatutory stock options, stock bonuses and the issuance of restricted stock.

         At July 31, 1998, 409,166 shares had been exercised under the plan and 342,541 shares for which options were granted had terminated. Options outstanding at July 31, 1998 expire in 1999 through 2008.

         A summary of activity in the plan follows:


                                                  1998                     1997                      1996
                                       -------------------------   ----------------------    ----------------------
                                                       Weighted                  Weighted                  Weighted
                                                       Average                    Average                   Average
                                                       Exercise                  Exercise                  Exercise
                                        Options          Price     Options        Price      Options        Price
                                       ---------       --------    -------       --------    -------       --------
Outstanding at beginning of year         872,819       $   4.99    642,689       $   4.06    467,502       $   3.24
Granted ........................         716,500       $   8.80    348,500       $   7.13    346,500       $   3.83
Exercised ......................         (84,580)      $   4.04    (60,469)      $   5.18   (128,840)      $   0.51
Canceled .......................         (64,555)      $   8.53    (57,901)      $   7.40    (42,473)      $   3.96
                                       ---------                   -------                   -------
Outstanding at end of year .....       1,440,184       $   6.78    872,819       $   4.99    642,689       $   4.06
                                       =========                   =======                   =======
Exercisable at end of year .....         626,471       $   4.94    461,567       $   4.30    322,500       $   4.19
                                       =========                   =======                   =======

                                    CMC Industries, Inc. and Subsidiaries     29

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)

         The following table summarizes information about fixed stock options outstanding at July 31, 1998:


                                               Options Outstanding                         Options Exercisable
                                 ----------------------------------------------          -----------------------
                                                    Weighted
                                                     Average
                                                    Remaining          Weighted                        Weighted
                                   Number          Contractual          Average            Number       Average
       Range of                  Outstanding          Life             Exercise          Exercisable   Exercise
  Exercise Prices                At 7/31/98        (in years)            Price           At 7/31/98      Price
----------------------          ------------       -----------         --------          -----------   ---------
$ 0.42    to    $ 3.00              97,333             4.88            $ 2.07               90,997        $ 2.02
  3.72            3.72             250,000             7.21              3.72              229,166          3.72
  4.00            4.50              29,167             6.86              4.02               22,048          4.02
  5.87            5.87             151,151             8.02              5.87               72,151          5.87
  5.88            7.50             232,501             7.10              6.79              102,084          5.60
  7.87            8.00             208,803             8.72              7.95               77,715          7.92
  8.25            8.37              20,000             8.75              8.36                6,082          8.35
  9.00            9.00             302,500             9.80              9.00                    0          0.00
  9.56           10.13             130,000             9.23             10.08               22,500         10.13
 10.50           10.50              18,729             9.29             10.50                3,728         10.50
------          ------           ---------             ----            ------              -------        ------
$ 0.42          $10.50           1,440,184             8.11            $ 6.78              626,471        $ 4.94
======          ======           =========             ====            ======              =======        ======



         The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretation in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in fiscal 1998, 1997 and 1996 consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings for fiscal 1998, 1997 and 1996 would have been reduced by approximately $737,298, $364,000 and $175,000, respectively. Basic and diluted earnings per share would have been reduced by $0.10, $0.05 and $0.03 for fiscal 1998, 1997 and 1996, respectively. These pro forma results will not be representative of the impact on future years because only grants made in fiscal 1998, 1997 and 1996 were considered. The weighted average grant-date fair value of options granted during fiscal 1998, 1997 and 1996 was $8.90, $4.68 and $2.66, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998, 1997 and 1996, respectively: dividend yields of 0% each year; average expected volatility of 72%, 55% and 56%; risk-free interest rates of 5.51%, 6.75% and 6.50%; and an average expected life of 4.69 years.

30     CMC Industries, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 9 -- INCOME TAXES

         The provision for income taxes comprised the following (amounts in thousands):


                                                             Year Ended July 31,
                                            -----------------------------------------------
                                               1998              1997                1996
                                            --------          ---------            --------
Current:
         Federal.....................       $  1,492          $    (330)           $    610
         State.......................            456                (85)                203
                                            --------          ---------            --------
                                               1,948               (415)                813
                                            --------          ---------            --------
Deferred:
         Federal.....................           (192)             1,329                (622)
         State.......................           (241)                80                 (96)
                                            --------          ---------            --------
                                                (433)             1,409                (718)
                                            --------          ---------            --------
                                            $  1,515          $     994            $     95
                                            ========          =========            ========


         Deferred tax liabilities (assets) comprised the following (amounts in thousands):


                                                                                                  July 31,
                                                                                        -------------------------
                                                                                         1998               1997
                                                                                        -------           -------

Deferred tax liabilities:
         Inventories.............................................................       $ 2,674           $ 2,674
         Plant and equipment.....................................................         1,942             1,655
         Other...................................................................            --               267
                                                                                        -------           -------
                                                                                          4,616             4,596
                                                                                        -------           -------

Deferred tax assets:
         Accrued liabilities.....................................................        (1,181)             (776)
         Minimum tax credit......................................................          (594)             (594)
         Other...................................................................          (708)             (660)
                                                                                        -------           -------
                                                                                         (2,483)           (2,030)
                                                                                        -------           -------

Net deferred tax liability                                                              $ 2,133           $ 2,566
                                                                                        =======           =======

     The net deferred tax liability is classified as follows:
         Current liability.......................................................       $   769           $ 1,884
         Noncurrent liability....................................................         1,364               682
                                                                                        -------           -------
                                                                                        $ 2,133           $ 2,566
                                                                                        =======           =======


         At July 31, 1998, the Company has certain net operating loss carryforwards which are available to reduce income taxes. These carryforwards total approximately $6,080,000 for state income tax purposes, and expire during the period 2010 through 2012. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards which can be utilized.

                                        CMC Industries, Inc. and Subsidiaries 31

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (Continued)

         A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                         ----------------------------
                                                             Year Ended July 31,
                                                         ----------------------------
                                                         1998       1997       1996
                                                         ----       ----       ----
     Statutory federal rate ......................       35.0%      35.0%      35.0%
     State income tax, net of Federal benefit ....        3.7       (0.1)      54.0
     Other, net ..................................       (1.3)       3.3      (41.5)
                                                         ----       ----       ----
     Effective rate ..............................       37.4%      38.2%      47.5%
                                                         ====       ====       ====


NOTE 10 -- RELATED PARTY TRANSACTIONS

         Under a manufacturing services agreement which expired in fiscal 1998, the Company provided manufacturing services to Cortelco on a turnkey basis with prices based on cost plus 8% for telephone products and cost plus 10% for telecommunications systems products. Included in net sales for fiscal 1998, 1997 and 1996 were sales to Cortelco totaling $26,436,000, $31,312,000 and $38,025,000, respectively. Total cost of sales for the periods relating to these sales to Cortelco were $24,321,000, $28,807,000 and $34,983,000, respectively.
The Company continues to provide services to Cortelco with prices negotiated on a per contract basis.

         The Company had an agreement in 1996 with Cortelco to provide certain products and related support services to customers of Cortelco. The Company was required to pay a commission to Cortelco in the amount of 10% of sales of these products under this agreement. During fiscal 1996, the Company incurred $341,000 in commissions under this agreement.

         In July of 1998, the Company converted certain accounts receivable from Cortelco totaling $2,000,000 into a note receivable. Under the terms of the note, Cortelco agrees to pay the balance over a three-year term with monthly payments of $50,000 plus interest. Interest accrues on the note at a rate of 9.0% per annum. The Company continues to provide credit for manufacturing services sold to Cortelco in the form of trade receivables.

         The Cortelco preferred stock is nonvoting, has a liquidation preference of $12.50 per share and entitles the Company to dividends which are non-cumulative until August 1995 and thereafter cumulative at $.75 per share for each year in which Cortelco earns net income of $2 million or more. The Company may, subject to certain restrictions, require Cortelco to redeem the preferred stock, on a pro rata basis, over a five-year period beginning August 1999. The Company recorded the preferred stock at fair value, $5.9 million, based on the discounted cash flow of the redemption requirements. The excess cost basis of the net assets over the fair value of the preferred shares received was recorded as a distribution of capital to the Company's stockholders.

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

32 CMC Industries, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 11 -- EMPLOYEE BENEFITS

Savings plan

         The Company maintains a profit-sharing savings plan (the "Savings Plan") for employees of CMC Industries, Inc. Under the terms of the Savings Plan, employees may contribute from 2% to 16% of compensation and an additional elective amount. Effective June 30, 1994, the Company terminated matching employee contributions. The Company may also elect to make an additional discretionary profit-sharing contribution. Effective January 1, 1996, the Savings Plan eligibility requirements were amended to include all full-time employees with one hour of service. The Company recorded no contributions for fiscal 1998, 1997 and 1996.

Retirement benefits

         The Company maintains a defined benefit pension plan (the "Pension Plan") which covers certain hourly employees at the Mississippi division. Retirement benefits under the Pension Plan are based on an employee's length of service and a benefit formula based on year of hire. The benefit formula does not include a provision for increases in future compensation levels. Contributions to the Pension Plan are primarily based on the projected unit actuarial cost method. The Pension Plan's assets consist principally of short-term U.S. government instruments and pooled fixed income, debt and equity investment funds with a financial institution. Effective June 1, 1994, the Company terminated the future service payments for employees.

         The following table sets forth changes in the projected benefit obligation and changes in the fair value of Plan assets (amounts in thousands):

                                                                        July 31,
                                                                 --------------------
                                                                   1998         1997
                                                                 -------      -------
Change in projected benefit obligation

     Benefit obligation at beginning of year ...............     $ 7,238      $ 7,442

     Service cost ..........................................          --           --
     Interest cost .........................................         612          582
     Benefits paid .........................................        (678)        (555)
     Loss due to census changes ............................         540           --
     Revaluation gain ......................................          --         (231)
                                                                 -------      -------
         Benefit obligation at end of year .................     $ 7,712      $ 7,238
                                                                 =======      =======

Change in plan assets
     Fair value of plan assets at beginning of year ........     $ 7,375      $ 7,145
     Actual return on plan assets ..........................         671          785
     Employer contributions ................................         513           --
     Benefits paid .........................................        (678)        (555)
                                                                 -------      -------
         Fair value of plan assets at end of year ..........     $ 7,881      $ 7,375
                                                                 =======      =======

     Funded status .........................................     $   169      $   137
     Unrecognized loss .....................................       1,261          878
                                                                 -------      -------
     Prepaid benefit cost ..................................     $ 1,430      $ 1,015
                                                                 =======      =======

                                        CMC Industries, Inc. and Subsidiaries 33

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                     (Continued)

         The components of net periodic pension cost and related assumptions were as follows (amounts in thousands):

                                                  Year Ended July 31,
                                             -----------------------------
                                              1998        1997        1996
                                             -----       -----       -----
     Service cost ......................     $  --       $  --       $  --
     Interest cost .....................       612         582         579
     Return on plan assets .............      (671)       (785)       (422)
     Net amortization and deferral .....       157         270         (65)
                                             -----       -----       -----

     Net periodic pension expense ......     $  98       $  67       $  92
                                             =====       =====       =====

     Discount rate .....................      8.25%       8.25%       8.00%
     Long-term rate of return ..........      8.00%       8.25%       8.00%

         Under FAS 87, the portion of deferred gains and losses in excess of 10% of the projected benefit obligation is amortized as a component of net periodic pension cost. If amortization is required, the period used is the average remaining service period of active employees, which was approximately 13.67 years as of July 31, 1998.



NOTE 12 -- NET INCOME PER SHARE

         A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                                           Year Ended
                                          ------------------------------------------------------------------------------
                                               July 31, 1998              July 31, 1997             July 31, 1996
                                          -------------------------  ------------------------  -------------------------
                                                          Per-Share                 Per-Share                  Per-Share
                                          Income  Shares   Amount    Income  Shares  Amount    Income  Shares   Amount
                                          ------  ------   ------    ------  ------  ------    ------  ------   ------

Basic EPS
Income available to
     common stockholders                  $2,531    7,205    $0.35   $1,606    6,757    $0.24     $105   6,235   $0.02

Effect of Dilutive Securities
Stock options                                 --      348       --       --      410       --       --     214      --
                                          ------    -----    -----   ------    -----    -----     ----   -----   -----

Diluted EPS
Income available to
     common stockholders
     plus assumed conversions             $2,531    7,553    $0.34   $1,606    7,167    $0.22     $105   6,449   $0.02
                                          ======    =====    =====   ======    =====    =====     ====   =====   =====


         Options to purchase 400,191 shares of the Company's common stock were outstanding during the year ended July 31, 1998 but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares. These options were still outstanding as of July 31, 1998.

34 CMC Industries, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 13 -- RESTRUCTURING CHARGE

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

     In fiscal 1994, the Company incurred a non-recurring charge included in selling, general and administrative expenses of approximately $170,000 related to the costs of environmental clean-up at a former manufacturing site. The Company's original estimate of its cost of the clean-up was approximately $320,000 which was recorded prior to July 1994. In fiscal 1995, an environmental expert concluded that the cost of a full study combined with short and long-term remediation of the site may cost between $3 and $4 million. During fiscal 1996, the Company was excluded as a potentially responsible party ("PRP") by the State of Tennessee's Department of Environment and Conservation in relation to the former facility; however, Alcatel, Inc., a PRP named by the State of Tennessee's Department of Environment and Conservation and a former owner of the Company, is seeking indemnification from the Company. Management believes Alcatel's assertion to be without merit and has responded as such. As of July 31, 1998, no claims have been filed by Alcatel.

     In connection with the fiscal 1996 staff reduction discussed in Note 13, certain of the terminated employees subsequently claimed that the Company had engaged in age discrimination in their dismissal and sought damages of varying amounts. The Company defended the actual and threatened claims vigorously during fiscal 1998 incurring approximately $275,000 in legal costs over the course of the year. On August 6, 1998, a judgment was rendered in the favor of one plaintiff in the amount of $127,000 which the Company is reviewing for possible appeal. A second plaintiff's claim for $53,000 has also been filed. The EEOC has negotiated with the Company to reach a monetary settlement for other potential claimants. The Company has agreed to enter into a Conciliation Agreement with the EEOC and pay approximately $500,000 to settle all such claims.

     As a result of these events and the significant ongoing costs to defend these claims, in October 1998, the Company concluded that its interest would be best served to settle all such matters. The Company has reserved $975,000 to resolve all such claims which represents its best estimate of funds to ultimately be paid to such claimants. This charge has been recorded as of July 31, 1998.

     In addition to the above, the Company is a defendant in several legal actions involving certain matters arising in the normal course of business. Management believes that the aggregate loss, if any, resulting from the final outcome of these proceedings will not be material to the financial position or results of operations of the Company. No additional accrual has been recorded for these pending matters.

                                        CMC Industries, Inc. and Subsidiaries 35

                                               REPORT OF INDEPENDENT ACCOUNTANTS

[PRICEWATERHOUSE COOPERS LOGO]

To the Board of Directors and
Stockholders of CMC Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CMC Industries, Inc. and its subsidiaries at July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Pricewaterhouse Coopers LLP


Memphis, Tennessee
August 21, 1998, except as to
Note 14, which is as of
October 9, 1998